                                                     Exhibit (99)-2
                                                     Commonwealth Edison Company
                                                     Form 10-K, File No. 1-1839


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-K

                                 CURRENT REPORT

                       PURSUANT TO SECTION 13 OR 15(D) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): JANUARY 30, 1998

                          COMMONWEALTH EDISON COMPANY
             (Exact name of registrant as specified in its charter)

        Illinois                    1-1839                   36-0938600
     (State or other       (Commission File Number)         (IRS Employer
     jurisdiction of                                     Identification No.)
     incorporation)

 37th Floor, 10 South Dearborn Street,                 60690-0767
 Post Office Box 767, Chicago, Illinois                (Zip Code)
    (Address of principal executive
                offices)

       Registrant's telephone number, including area code: (312) 394-4321

ITEM 5. OTHER EVENTS

  The purpose of this Current Report is to file certain financial information regarding the Registrant (Commonwealth Edison Company) and its subsidiaries. Such financial information is set forth in the exhibits to this Current Report.

  Exhibits

     (23) Consent of Independent Public Accountants
     (27) Financial Data Schedule of Commonwealth Edison Company
     (99) Commonwealth Edison Company and Subsidiary Companies--Certain
           Financial Information as of and for the Year Ended December 31,
           1997:
          --Summary of Selected Consolidated Financial Data
          --Cash Dividends Paid Per Share of Common Stock
          --1997 Consolidated Revenues and Sales
          --Management's Discussion and Analysis of Financial Condition and
           Results of Operations
          --Report of Independent Public Accountants
          --Statements of Consolidated Operations for the years 1997, 1996 and
           1995
          --Consolidated Balance Sheets--December 31, 1997 and 1996
          --Statements of Consolidated Capitalization--December 31, 1997 and
           1996
          --Statements of Consolidated Retained Earnings (Deficit) for the
           years 1997, 1996 and 1995
          --Statements of Consolidated Cash Flows for the years 1997, 1996 and
           1995
          --Notes to Financial Statements

                                   SIGNATURE

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          Commonwealth Edison Company
                                                 (Registrant)

                                          By:         Robert E. Berdelle
                                             ----------------------------------
                                                      Robert E. Berdelle
                                                          Comptroller

Date: February 18, 1998

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                       DESCRIPTION OF EXHIBIT
 -------                      ----------------------
  (23)   Consent of Independent Public Accountants
  (27)   Financial Data Schedule of Commonwealth Edison Company*
  (99)   Commonwealth Edison Company and Subsidiary Companies--Certain
          Financial Information as of and for the Year Ended December 31,
          1997:
         --Summary of Selected Consolidated Financial Data
         --Cash Dividends Paid Per Share of Common Stock
         --1997 Consolidated Revenues and Sales
         --Management's Discussion and Analysis of Financial Condition
            and Results of Operations
         --Report of Independent Public Accountants
         --Statements of Consolidated Operations for the years 1997, 1996 and 1995
         --Consolidated Balance Sheets--December 31, 1997 and 1996
         --Statements of Consolidated Capitalization--December 31, 1997
          and 1996
         --Statements of Consolidated Retained Earnings (Deficit) for the
            years 1997, 1996 and 1995
         --Statements of Consolidated Cash Flows for the years 1997, 1996 and 1995
         --Notes to Financial Statements

*Previously filed and incorporated by reference to Commonwealth Edison Company's
 Form 8-K Current Report dated January 30, 1998

                                                     Exhibit (23)
                                                    Commonwealth Edison Company
                                                     Form 8-K File No. 1-1839

                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

  As independent public accountants, we hereby consent to the incorporation by reference of our report dated January 30, 1998 on Commonwealth Edison Company and subsidiary companies consolidated financial statements as of and for the year ended December 31, 1997, included as an Exhibit to this Form 8-K Current Report of Commonwealth Edison Company dated January 30, 1998, into Commonwealth Edison Company's previously filed prospectuses as follows: (1) prospectus dated August 21, 1986, constituting part of Form S-3 Registration Statement File No. 33-6879, as amended (relating to the Company's Debt Securities and Common Stock); (2) prospectus dated January 7, 1994, constituting part of Form S-3 Registration Statement File No. 33-51379 (relating to the Company's Debt Securities and Cumulative Preference Stock);
(3) prospectus dated September 19, 1995, constituting part of Amendment No. 1 to Form S-3 Registration Statement File No. 33-61343, as amended (relating to Company-Obligated Mandatorily Redeemable Preferred Securities of ComEd Financing I); (4) prospectus dated June 13, 1997 constituting part of Form S-4 Registration Statement File No. 333-28369 (relating to Company-Obligated Mandatory Redeemable Preferred Securities of ComEd Financing II); and (5) Form S-8 Registration Statement File No. 333-33847 (relating to the Commonwealth Edison Company Excess Benefit Savings Plan). We also consent to the application of our report to the ratios of earnings to fixed charges and the ratios of earnings to fixed charges and preferred and preference stock dividend requirements for each of the twelve months ended December 31, 1997, 1996 and 1995 appearing in Exhibit 99 of this Form 8-K.

                                          ARTHUR ANDERSEN LLP

Chicago, Illinois
February 18, 1998

                                                     Exhibit (99)
                                                     Commonwealth Edison Company
                                                     Form 8-K File No. 1-1839



              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

                       CONSOLIDATED FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 1997 AND 1996

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

FORWARD-LOOKING INFORMATION

  Except for historical data, the information contained herein constitutes forward-looking statements. Forward-looking statements are inherently uncertain and subject to risks. Such statements should be viewed with caution. Actual results or experience could differ materially from the forward-looking statements as a result of many factors. Forward-looking statements in this report include, but are not limited to: (1) statements regarding expectations of revenue reductions as a result of the 1997 Act in "Management's Discussion and Analysis of Financial Condition and Results of Operations," subcaption "Changes in the Electric Utility Industry" and in Note 2 of Notes to Financial Statements, (2) statements regarding estimated capital expenditures in "Management's Discussion and Analysis of Financial Condition and Results of Operations," subcaptions "Liquidity and Capital Resources--Construction Program," (3) statements regarding the estimated return to service of certain nuclear generating units and the costs of purchased power in "Management's Discussion and Analysis of Financial Condition and Results of Operations," subcaption "Regulation--Nuclear Matters," and "Management's Discussion and Analysis of Financial Condition and Results of Operations," subcaption "Results of Operations--Purchased Power," (4) statements regarding the costs of decommissioning nuclear generating stations in "Management's Discussion and Analysis of Financial Condition and Results of Operations," subcaption "Regulation--Nuclear Matters" and in Note 1 of Notes to Financial Statements, under "Depreciation and Decommissioning", and (5) statements regarding cleanup costs associated with MGPs and other remediation sites in Note 23 of Notes to Financial Statements. Management cannot predict the course of future events or anticipate the interaction of multiple factors beyond management's control and their effect on revenues, project timing and costs. The statements regarding revenue reductions are subject to unforeseen developments in the market for electricity in Illinois resulting from regulatory changes. The statements regarding estimated capital expenditures, estimated return to service of nuclear generation units, decommissioning costs and cleanup costs are subject to changes in the scope of work and manner in which the work is performed and consequent changes in the timing and level of the projected expenditure, and are also subject to changes in laws and regulations or their interpretation or enforcement. Unicom and ComEd make no commitment to disclose any revisions to the forward-looking statements, or any facts, events or circumstances after the date hereof that may bear upon forward-looking statements. The statements regarding the estimated return to service of nuclear generating units are subject to the concurrence of the NRC with proceeding to power operations.

                                     INDEX

                                                                          PAGE
                                                                          -----
Definitions..............................................................     2
Summary of Selected Consolidated Financial Data..........................     3
Cash Dividends Paid Per Share of Common Stock............................     3
1997 Consolidated Revenues and Sales.....................................     3
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  4-19
Report of Independent Public Accountants.................................    20
Consolidated Financial Statements--
  Statements of Consolidated Operations for the years 1997, 1996 and
   1995..................................................................    21
  Consolidated Balance Sheets--December 31, 1997 and 1996................ 22-23
  Statements of Consolidated Capitalization--December 31, 1997 and 1996..    24
  Statements of Consolidated Retained Earnings (Deficit) for the years
   1997, 1996 and 1995...................................................    25
  Statements of Consolidated Cash Flows for the years 1997, 1996 and
   1995..................................................................    26
  Notes to Financial Statements.......................................... 27-51

                                  DEFINITIONS

  The following terms are used in this document with the following meanings:

       TERM                                      MEANING
------------------  ------------------------------------------------------------------
1997 Act            The Illinois Electric Service Customer Choice and Rate Relief Law
                     of 1997
AFUDC               Allowance for funds used during construction
APB                 Accounting Principles Board
CERCLA              Comprehensive Environmental Response, Compensation and Liability
                     Act of 1980, as amended
ComEd               Commonwealth Edison Company
Cotter              Cotter Corporation, a ComEd subsidiary
CTC                 Non-bypassable "competitive transition charge"
DOE                 U.S. Department of Energy
EPS                 Earnings per Share
ESPP                Employee Stock Purchase Plan
FAC                 Fuel adjustment clause
FASB                Financial Accounting Standards Board
FERC                Federal Energy Regulatory Commission
FERC Order          FERC Open Access Order No. 888 issued in April 1996
GAAP                Generally Accepted Accounting Principles
ICC                 Illinois Commerce Commission
Indiana Company     Commonwealth Edison Company of Indiana, Inc., a ComEd subsidiary
ISO                 Independent System Operator
MGP                 Manufactured gas plant
NEIL                Nuclear Electric Insurance Limited
NERC                North American Electric Reliability Council
NML                 Nuclear Mutual Limited
NRC                 Nuclear Regulatory Commission
O&M                 Operation and maintenance
Rate Order          ICC rate order issued in January 1995, as subsequently modified
Remand Order        ICC rate order issued in January 1993, as subsequently modified
SEC                 Securities and Exchange Commission
SFAS                Statement of Financial Accounting Standards
S&P                 Standard & Poor's
Trusts              ComEd Financing I and ComEd Financing II, ComEd subsidiaries
Trust Securities    Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely the Company's subordinated debt securities
Unicom              Unicom Corporation
Unicom Enterprises  Unicom Enterprises Inc., a Unicom subsidiary
U.S. EPA            U.S. Environmental Protection Agency

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA

                             1997        1996    1995       1994       1993
                            -------     ------- -------    -------    -------
                               (MILLIONS EXCEPT PER SHARE DATA)
Electric operating
 revenues.................  $ 7,073     $ 6,935 $ 6,910    $ 6,278    $ 5,260
Net income (loss).........  $  (774)(1) $   743 $   717(2) $   424    $   112(4)
Net income (loss) on
 common stock.............  $  (834)(1) $   679 $   647(2) $   359    $    46(4)
Cash dividends declared
 per common share.........  $  1.60     $  1.60 $  1.60    $  1.60(3) $  1.60
Total assets (at end of
 year)....................  $22,458     $23,217 $23,119    $23,076    $24,380
Long-term obligations at
 end of year excluding
 current portion:
 Long-term debt,
  preference stock and
  preferred securities
  subject to mandatory
  redemption requirements.  $ 6,087     $ 6,376 $ 6,950    $ 7,745    $ 7,861
 Accrued spent nuclear
  fuel disposal fee and
  related interest........  $   693     $   657 $   624    $   590    $   567
 Capital lease
  obligations.............  $   438     $   475 $   374    $   431    $   321
 Other long-term
  obligations.............  $ 3,177     $ 1,983 $ 1,819    $ 1,754    $ 1,718

--------
(1) Includes an extraordinary loss for the write-off of generation-related net regulatory assets of $810 million (after-tax), the loss on the early retirement of Zion nuclear generating station of $523 million (after-tax), and the positive impact of a cumulative effect of a change in accounting principle for revenue recognition of $197 million (after-tax).
(2) Includes an extraordinary loss related to the early redemption of long-term debt of $20 million (after-tax).
(3) Excludes a special dividend (consisting of $40 million cash and the common stock of Unicom Enterprises) effected on September 1, 1994 in connection with the holding company corporate restructuring.
(4) Includes the positive impact of a cumulative effect of a change in accounting for income taxes of $10 million (after-tax).

CASH DIVIDENDS PAID PER SHARE OF COMMON STOCK

                                1997 (BY QUARTERS)        1996 (BY QUARTERS)
                             ------------------------- -------------------------
                             FOURTH THIRD SECOND FIRST FOURTH THIRD SECOND FIRST
                             ------ ----- ------ ----- ------ ----- ------ -----
Cash dividends paid.........  40c    40c   40c    40c   40c    40c   40c    40c

1997 CONSOLIDATED REVENUES AND SALES

                          ELECTRIC       %                      %
                          OPERATING   INCREASE KILOWATTHOUR INCREASE/                %
                          REVENUES      OVER      SALES     (DECREASE)           INCREASE
                         (THOUSANDS)    1996    (MILLIONS)  OVER 1996  CUSTOMERS OVER 1996
                         -----------  -------- ------------ ---------- --------- ---------
Residential............. $2,552,742      0.4%     22,151       (0.7)%  3,123,364    0.7%
Small commercial and
 industrial.............  2,153,113      1.9      25,860        2.9      291,143    0.5
Large commercial and
 industrial.............  1,467,574      1.5      24,074        0.7        1,566    1.0
Public authorities......    505,907      0.6       7,322       (0.2)      12,180    0.3
Electric railroads......     29,785      0.5         418       (1.4)           2     --
                         ----------               ------               ---------
Ultimate consumers...... $6,709,121      1.1      79,825        0.9    3,428,255    0.7
Provision for revenue
 refunds................    (45,470)   100.0          --         --           --     --
                         ----------               ------               ---------
Net ultimate consumers.. $6,663,651      0.4      79,825        0.9    3,428,255    0.7
Sales for resale........    336,480     43.2      15,679       28.7           51   15.9
Other revenues..........     72,957     11.3          --         --           --     --
                         ----------               ------               ---------
 Total.................. $7,073,088      2.0      95,504        4.6    3,428,306    0.7
                         ==========               ======               =========

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CHANGES IN THE ELECTRIC UTILITY INDUSTRY

  Unicom and its predominant business, electric energy generation, transmission and distribution, are in a period of fundamental change in the manner in which customers obtain, and energy suppliers provide, energy services. These changes are attributable to changes in technology, the relaxation of regulatory barriers to utilities' respective service territories as well as efforts to change the manner in which electric utilities are regulated. Federal law and regulations have been amended to provide for open transmission system access, and various states are considering, or have adopted, new regulatory structures to allow access by some or all customers to energy suppliers in addition to the local utility.

  Electric Utility Industry. The electric utility industry has historically consisted of vertically integrated companies which combine generation, transmission and distribution assets; serve customers within relatively defined service territories; and operate under extensive regulation with respect to rates, operations and other matters. Utilities have operated under a regulatory compact with the state, with a statutory obligation to serve all of the electricity needs within their service territory in a nondiscriminatory manner. Historically, investment and operating decisions have been made based upon the utilities' respective assessment of the current and projected needs of their customers. In view of this obligation, regulation has focused on investment and operating costs, and rates have been based on a recovery of some or all of such prudently incurred costs plus a return on invested capital. Such rate regulation, and the ability of utilities to recover investment and other costs through rates, have provided the basis for recording certain costs as regulatory assets. These assets represent costs which are allocated over future periods reflecting related regulatory treatment, rather than expensed in the current period.

  The 1997 Act. On December 16, 1997, the Governor of Illinois signed into law the 1997 Act, which established a phased-process to introduce competition into the electric industry in Illinois under a less regulated structure. The 1997 Act, as it applies to ComEd, provides for, among other things, a 15% residential base rate reduction commencing August 1, 1998, an additional 5% residential base rate reduction commencing May 1, 2002, and customer access to other electric suppliers in a phased-in process. Access for commercial and industrial customers will occur over a period from October 1999 to December 2000, and access for residential customers will occur after May 1, 2002. The 15% residential base rate reduction, commencing on August 1, 1998, is expected to reduce ComEd's operating revenues by approximately $160 million and $375 million in 1998 and 1999, respectively, compared to 1997 rate levels. ComEd is engaged in certain pricing experiments contemplated by the 1997 Act, which are expected to reduce ComEd's operating revenues by approximately $30 million and $60 million in 1998 and 1999, respectively, compared to 1997 rate levels, notwithstanding the effects of customer growth.

  The 1997 Act also provides for the collection of a CTC from customers who choose another electric service provider during a transition period that extends through 2006, and can be extended through 2008 with ICC approval if certain factors are met. The CTC will be established in accordance with a formula defined in the 1997 Act. The CTC, which will be applied on a cents per kilowatthour basis, considers the revenue which would have been collected from a customer under tariffed rates, reduced by 1) the revenue the utility will receive for providing delivery services to the customer, 2) the market price for electricity and 3) a defined mitigation factor which represents the utility's opportunity to develop new revenue sources and achieve costs savings.

  Notwithstanding these rate reductions, and subject to certain earnings tests, a rate freeze will generally be in effect until at least January 1, 2005. During this period utilities may reorganize, sell or assign assets, retire or remove plants from service, and accelerate depreciation or amortization of assets with limited ICC authority. Under the earnings provision of the 1997 Act, if the earned return on common equity of a utility during this period exceeds an established threshold, a portion of the excess earnings must be refunded to customers. A utility may request a rate increase during the rate freeze period when necessary to ensure the utility's financial viability, but not before January 1, 2000.

  Under the 1997 Act, utilities are required to continue to offer delivery services, including the transmission and distribution of electric energy, such that customers who select an alternative energy supplier can receive electric energy from that supplier using existing transmission and distribution facilities. Such services will continue to be offered under cost-based regulated rates. The 1997 Act also requires utilities to establish or join an ISO that will independently manage and control utility transmission systems. Additionally, the 1997 Act includes the option to eliminate the FAC, the leveling of certain regulatory requirements to permit operational flexibility, the leveling of certain regulatory and tax provisions as applied to various electric suppliers and a new more stringent liability standard applicable to ComEd in the event of a major outage.

  The 1997 Act also allows ComEd to unbundle a portion of its future revenues, including tariffed and contract rates and CTC revenues, and issue securities backed by these revenues. The proceeds from such security issuances must generally be used to refinance outstanding debt or equity or for certain other limited purposes. The total amount of ComEd's revenues securitized cannot exceed $6.5 billion; approximately one-half of that amount can be issued in the twelve-month period commencing on August 1, 1998.

  As a result of the 1997 Act, prices for the supply of electric generation are expected to transition from cost-based, regulated rates to rates determined by competitive market forces. The CTC allows ComEd to recover a portion of any of its costs which might otherwise be unrecoverable under market-based rates. Nonetheless, ComEd will need to take steps to address the portion of such costs which are not recoverable through the CTC. Such steps include costs control efforts and developing new sources of revenue.

  Accounting Effects Related to the 1997 Act. ComEd's financial statements reflect the application of SFAS No. 71, Accounting for the Effects of Certain Types of Regulation. This statement allows ComEd to record certain regulatory assets and liabilities, which are expected to be recovered or settled in future rates and would not be recorded under GAAP for non-regulated entities.

  Because the 1997 Act is expected ultimately to lead to market-based pricing of electric generation services, ComEd discontinued SFAS No. 71 regulatory accounting practices for the generation portion of its business in December 1997. ComEd evaluated the regulatory assets and liabilities related to the generation portion of its business and determined that it is not probable that such costs will be recovered through the cash flows from the regulated portion of its business. Accordingly, the generation-related regulatory assets and liabilities were written off in the fourth quarter of 1997, resulting in a charge of $810 million (after-tax). These costs relate principally to previously incurred costs originally expected to be collected through future revenues, including income tax benefits previously flowed through to customers, deferred carrying charges on Byron Unit 2 and Braidwood Units 1 and 2 nuclear generating plants, generation-related unamortized loss on reacquired debt and other miscellaneous generation-related costs. The regulatory asset for the unrecovered nuclear decommissioning costs of currently retired nuclear plants was not written off, as the 1997 Act provides for the ongoing recovery of decommissioning costs through regulated rates. See "Regulatory Assets and Liabilities" and "Depreciation and Decommissioning" in Note 1 of Notes to Financial Statements.

  In addition, ComEd has evaluated whether the recoverability of the costs of its generating stations has been impaired as defined in SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. This evaluation was conducted to determine whether future revenues expected to be recovered from electric supply services will be sufficient to cover the costs of its generating assets. Notwithstanding the retirement and write-off of Zion Station, as discussed below, ComEd has concluded, as a result of these studies, that impairment, as defined in SFAS No. 121, does not currently exist and that asset write downs are not necessary at this time. However, ComEd is engaged in an ongoing examination of its assets and operations. If ComEd retires or closes one or more additional generating plants prior to expected retirement dates, further write-offs will be required.

  Pursuant to an option contained in the 1997 Act, ComEd filed a tariff on December 16, 1997 to eliminate its FAC as of January 1, 1997. Under ComEd's current regulated rates, the FAC provided for the recovery of changes in fossil and nuclear fuel costs and the energy portion of purchased power costs as compared to the fuel and purchased energy costs included in ComEd's base rates. Elimination of the FAC requires ComEd to refund to customers any net FAC charges billed from January 1, 1997 through December 31, 1997. Such FAC charges were $25 million (after-tax). These costs, as well as deferred underrecovered energy costs of $19 million (after-tax) which ComEd would have been entitled to recover if the FAC had remained in effect, were recorded as a reduction to operating results in 1997. Additionally, the elimination of the FAC and a transition to market-based pricing for generation-related costs required ComEd to write down its investment in uranium-related properties. Current projections of the market price for uranium indicate that the expected incremental costs of mining and milling uranium at such properties will exceed the expected market price for uranium. Such costs are not expected to be recoverable in a competitive market. A write down of ComEd's investment in uranium-related properties to realizable value resulted in a charge in December 1997 of $60 million (after-tax).

  Federal Regulation. The Federal Energy Policy Act of 1992, among other things, empowered FERC to introduce a greater level of competition into the wholesale marketplace for electric energy. In April 1996, the FERC Order was issued requiring utilities to file open access tariffs with regard to their transmission systems. These tariffs set forth the terms, including prices, under which other parties and the utility's wholesale marketing function may use the utility's transmission system. ComEd has an approved open access tariff with the FERC. The FERC Order requires the separation of the transmission operations and wholesale marketing functions so as to ensure that unaffiliated third parties have access to the same information as to system availability and other requirements. The FERC Order further requires utilities to operate an electronic bulletin board to make transmission price and access data available to all potential users. A key feature of the FERC Order is that it contemplates full recovery of a utility's costs "stranded" by competition. These costs are "stranded" or "strandable" to the extent market-based rates would be insufficient to allow for their full recovery. To recover stranded costs, the utility must show that it had a reasonable expectation that it would continue to serve the customer in question under its regulatory compact. In addition, some governmental entities, such as cities, may elect to "municipalize" a utility's distribution facilities through condemnation proceedings. Such municipalities would then be able to purchase electric power on a wholesale basis and resell it to customers over the newly acquired facilities. The FERC Order provides for the recovery of a utility's investment stranded by municipalization.

  ComEd's Response to Regulatory Changes. ComEd is responding, and is undertaking a significant planning effort to respond further, to the developments within the utility industry and the 1997 Act and its potential for strandable investment. During the past several years, such efforts have focused on cost reductions, including personnel reductions, efficiencies in purchasing and inventory management, and an incentive compensation system keyed to cost control and improvement in shareholder value. Notwithstanding these efforts, ComEd's costs remain high in comparison to its neighboring utilities. Although ComEd's operating results and financial condition have historically been affected by various rate proceedings, ComEd expects that the changes in the national and Illinois electric energy marketplace, and ComEd's activities anticipating or responding to them, will directly impact its operating results and financial condition over the next several years.

  ComEd anticipates that the 1997 Act, and the resultant increasing competition to supply energy in Illinois and elsewhere, will have significant effects upon its revenues and assets as it takes steps to adjust its operations and services to meet the changing market for electric energy. ComEd has been examining methods of positioning itself and its affiliates to deal with those effects and to address the developing opportunities and challenges. ComEd has been engaged in a broad-based examination of its assets and operations, particularly nuclear and fossil generation and generation-related (i.e., fuel and inventory) assets, with a view toward rationalizing their investment and operating costs against their ability to contribute to the revenues of ComEd under various market scenarios. Such an assessment involves the consideration of numerous factors, including revenue contribution, operating costs, impacts on ComEd's service obligations, purchase commitments and the impact of various options. Such options include continued operation with accelerated depreciation, indefinite suspension from operation, sale to a third party and retirement or closure. As discussed below, ComEd recently ceased nuclear generation operations and retired facilities at its Zion Station. If ComEd retired or closed one or more additional generating plants, particularly a nuclear plant, such retirement would have a material impact on Unicom and ComEd's financial position and results of operations.

  On January 14, 1998, the Boards of Directors of Unicom and ComEd authorized the permanent cessation of nuclear generation operations and retirement of facilities at ComEd's 2,080 megawatt Zion nuclear generating station. Such retirement resulted in a charge for 1997 of $523 million (after-tax). The decision to close Zion Station was a result of an ongoing analysis, which ComEd performed regarding the economic value of its generating assets in light of the expected changes in the manner in which electric energy is marketed and sold. The passage of the 1997 Act provided a clearer basis for evaluating the costs and benefits of alternative courses of action. In reaching the decision to cease nuclear generation operations at Zion Station, the Boards also considered the significant uncertainty associated with continued operation of the station due to the degradation of the steam generators, and the expected operating costs associated with continued station operation.

  Notwithstanding the closure of Zion Station as a nuclear generating facility, a portion of the station will continue to be used to provide voltage support in the transmission system that serves ComEd's northern region. Such support will require capital expenditures at the station as well as upgrades to the transmission system at various points, in order to improve the ability to import and transport power through the system. See Note 5 of Notes to Financial Statements for additional information.

  In April 1996, ComEd announced that it had finalized agreements to sell two of its coal-fired generating stations, representing 1,600 megawatts of generating capacity. Under the agreements, State Line and Kincaid stations are expected to be sold for a total of $250 million, which approximates the book value of the stations. The net proceeds are expected to be approximately $200 million (after-tax), which will be used to retire or redeem existing debt. Under the terms of the sales, ComEd will enter into exclusive 15-year purchased power agreements for the output of the plants. On March 31, 1997, the ICC issued an order approving the agreements. A subsequent appeal has been dropped by the intervening parties. The sale of State Line Station for its approximate book value was finalized in December 1997. The net proceeds of the sale, after income tax effects and closing costs, were approximately $56 million. The Kincaid Station sale is expected to be finalized during the first quarter of 1998.

  ComEd joined with eight Midwestern utilities in the formation of a regional Midwest ISO in January 1998. The Midwest ISO is a key element in accommodating the restructuring of the electric industry and will promote enhanced reliability of the transmission system, equal access to the transmission system and increased competition. The Midwest ISO will establish an independent body that will ultimately take over direction of the management of the transmission system for the utilities involved. ComEd will retain ownership of its transmission lines. The formation of the Midwest ISO is subject to FERC approval.

LIQUIDITY AND CAPITAL RESOURCES

  Construction Program. ComEd has a construction program for the year 1998, which consists principally of improvements to its existing nuclear and other electric production, transmission and distribution facilities. It does not include funds to add new generating capacity to ComEd's system. The program, as currently approved by ComEd, includes the following estimated expenditures (excluding nuclear fuel expenditures of approximately $160 million):

                                                                        1998
                                                                    ------------
                                                                    (MILLIONS OF
                                                                      DOLLARS)
   Production......................................................     $425
   Transmission and Distribution...................................      415
   General.........................................................       90
                                                                        ----
                                                                        $930
                                                                        ====

  Such estimated expenditures include $130 million toward the replacement of the steam generators at ComEd's Braidwood Unit 1 and Byron Unit 1 nuclear generating units by year-end 1998. The total replacement cost is estimated to be $455 million, of which approximately $295 million has been incurred through December 31, 1997 and $30 million will be incurred in 1999.

  ComEd's forecasts of peak load indicate a need for additional resources to meet demand, either through generating capacity, equivalent purchased power or the development of additional demand-side management resources, in 1998 and each year thereafter. However, ComEd believes that adequate resources, including cost-effective demand-side management resources, non-utility generation resources and other-utility power purchases, could be obtained in sufficient quantities to meet such forecasted needs.

  Purchase commitments for ComEd, principally related to construction and nuclear fuel, approximated $286 million at December 31, 1997. In addition, ComEd's estimated commitments for the purchase of coal are as follows:

      CONTRACT                                          PERIOD   COMMITMENT (1)
   --------------                                      --------- --------------
   Black Butte Coal Co................................ 1998-2000     $  679
   Decker Coal Co..................................... 1998-2014        427
   Other commitments.................................. 1998              25
                                                                     ------
                                                                     $1,131
                                                                     ======

  --------
  (1) In millions of dollars, excluding transportation costs. No estimate of future cost escalation has been made.

For additional information concerning these coal contracts and ComEd's fuel supply, see "Results of Operations" below and Notes 1 and 23 of Notes to Financial Statements.

  Capital Resources. ComEd forecasts that internal sources will provide approximately three-fourths of the funds required for ComEd's 1998 construction program and other capital requirements, including nuclear fuel expenditures, contributions to nuclear decommissioning funds, sinking fund obligations and refinancing of scheduled debt maturities. See Notes 10 and 12 of Notes to Financial Statements for the summaries of the annual sinking fund requirements and scheduled maturities for ComEd preference stock and long-term debt, respectively. The forecast takes into consideration the 1997 Act. See "Changes in the Electric Utility Industry" above and "Regulation," subcaption "Rate Matters" below for additional information.

  The type and amount of external financing will depend on financial market conditions and the needs and capital structure of ComEd at the time of such financing. A portion of ComEd's financing is expected to be provided through the continued sale and leaseback of nuclear fuel through ComEd's existing nuclear fuel lease facility. See Note 21 of Notes to Financial Statements for additional information concerning ComEd's nuclear fuel lease facility. ComEd has $758 million of unused bank lines of credit at December 31, 1997, which may be borrowed at various interest rates and may be secured or unsecured. The interest rate is set at the time of a borrowing and is based on several floating rate bank indices plus a spread, which is dependent upon the credit ratings of ComEd's outstanding first mortgage bonds or on a prime interest rate. Collateral, if required for the borrowings, would consist of first mortgage bonds issued under and in accordance with the provisions of ComEd's mortgage. See Note 13 of Notes to Financial Statements for additional information concerning lines of credit. See the Statements of Consolidated Cash Flows for the construction expenditures and cash flow from operating activities for the years 1997, 1996 and 1995.

  During 1997, ComEd sold and leased back $150 million of nuclear fuel through its existing nuclear fuel lease facility. In 1997, ComEd issued $150 million principal amount of 7.375% Notes due January 15, 2004, $150 million principal amount of 7.625% Notes due January 15, 2007 and $150 million principal amount of 8.50% Trust Securities due January 15, 2027, the proceeds of which were used to discharge current maturities of long-term debt and to redeem $200 million principal amount of first mortgage bonds. See the Statements of Consolidated Cash Flows and Note 7 of Notes to Financial Statements for information regarding common stock activity.

  As of January 30, 1998, ComEd has an effective "shelf" registration statement with the SEC for the future sale of up to an additional $505 million of debt securities and cumulative preference stock for general corporate purposes of ComEd, including the discharge or refund of other outstanding securities.

  ComEd's securities and other securities guaranteed by ComEd are currently rated by three principal securities rating agencies as follows:

                                                                STANDARD DUFF &
                                                        MOODY'S & POOR'S PHELPS
                                                        ------- -------- ------
      First mortgage and secured pollution control
       bonds...........................................  Baa2     BBB     BBB
      Publicly-held debentures and unsecured pollution
       control obligations.............................  Baa3     BBB-    BBB-
      Convertible preferred stock......................  baa3     BBB-    BBB-
      Preference stock.................................  baa3     BBB-    BBB-
      Trust Securities.................................  baa3     BBB-    BBB-
      Commercial paper.................................  P-2      A-2     D-2

  In January 1997, Moody's changed the rating outlook on ComEd's securities from "stable" to "negative" and Duff & Phelps added ComEd's securities to "Rating Watch-Down." As of January 1998, S&P's rating outlook on ComEd remained "stable."

  Capital Structure. The ratio of long-term debt to total capitalization has increased to 48.5% at December 31, 1997 from 46.1% at December 31, 1996. This increase is related primarily to the write-offs recorded in the fourth quarter of 1997 due to the discontinuance of regulatory accounting practices for generation-related assets and the closure of Zion Station. Also as a result of such write-offs, ComEd's retained earnings account had a deficit balance of $19.2 million at December 31, 1997. As of December 31, 1997, $384 million of retained earnings had been appropriated for future dividend payments.

  Year 2000 Conversion. ComEd uses various software, systems and technology throughout its businesses that will be affected by the date change in the Year 2000 and any failure to address Year 2000 issues in a timely manner could result in a material operational or financial risk. ComEd's approach to addressing Year 2000 compliance issues is to upgrade or remediate software, systems and technology that are not Year 2000 compliant and that are not otherwise being replaced in accordance with ComEd's business plans. ComEd is in the process of replacing certain of its financial, human resources, payroll, and customer service and billing software with new software that is Year 2000 compliant. In other cases, ComEd is upgrading existing software to versions that are Year 2000 compliant where such upgrades are available. In cases where ComEd has determined that it is not appropriate to replace existing software that is not Year 2000 compliant, and that Year 2000-compliant upgrades are not available, ComEd is remediating the software to make it Year 2000 compliant. Accordingly, ComEd is upgrading or remediating certain software and systems in its nuclear and fossil electricity generation business units and in its transmission and distribution and supply management business units. ComEd is also in the process of evaluating whether Year 2000 compliance issues will affect any of its key suppliers. The schedule for the implementation of new Year 2000-compliant software and upgraded versions of existing software, and the remediation of software not being replaced or upgraded, contemplates that such efforts will be completed by the end of 1998, except in the nuclear generation business unit, where completion is scheduled for the third quarter of 1999. The total cost of remediating or upgrading software, that is not being replaced or upgraded in accordance with business plans, is currently estimated to be approximately $20 million.

  Market Risks. ComEd is exposed to market risk due to changes in interest rates and changes in the market price for electricity. Exposure for interest rate changes relates to its long-term debt and preferred equity obligations. Exposure to electricity market price risk relates to forward activities taken to effectively manage the supply of, and demand for, the electric generation capability of ComEd's generating plants. ComEd does not currently utilize derivative commodity or financial instruments for trading or speculative purposes.

  Interest Rate Exposure. The table below provides the fair value and average interest, or fixed dividend rate, of ComEd's outstanding debt and preferred stock equity instruments at December 31, 1997.

                                EXPECTED MATURITY DATE                    FAIR VALUE
COMED AND SUBSIDIARY      ----------------------------------------          AS OF
COMPANIES (MILLIONS)      1998  1999  2000  2001  2002  THEREAFTER TOTAL   12/31/97
--------------------      ----  ----  ----  ----  ----  ---------- ------ ----------
Long-Term Debt--
 Fixed Rate.............  $353  $150  $462  $108  $305    $4,291   $5,669   $6,003
 Average Interest Rate..   6.6%  8.8%  7.2%  7.3%  7.9%      8.0%
 Variable Rate..........  $150  $ --  $ --  $ --  $ --    $  292   $  442   $  442
 Average Interest Rate..   6.5%                              3.7%
Preferred and Preference
 Stock--
 Subject to Mandatory
  Redemption............  $ 31  $ 18  $ 88  $ 18  $ 18    $   33   $  206   $  209
 Average Dividend Rate..   8.9%  8.8%  7.3%  8.8%  8.8%      8.8%
 Not Subject to Manda-
  tory Redemption.......  $ --  $ --  $ --  $ --  $ --    $  507   $  507   $  515
 Average Dividend Rate..                                     8.2%
Trust Securities........  $ --  $ --  $ --  $ --  $ --    $  350   $  350   $  372
 Average Dividend Rate..                                     8.5%

  Market Price Exposure. In the normal course of business, ComEd utilizes contracts for the forward sale and purchase of electricity to effectively manage the utilization of its available generating capability. Such contracts include forward contracts for wholesale sales of generating capability, during periods when ComEd's available generating capability is expected to exceed the demands of its retail, or native load, customers. Such contracts may also include forward contracts for the purchase of generating capability during periods when the expected market price for electricity is below ComEd's expected incremental cost of generation. A sensitivity analysis has been performed which concluded that the market price risk exposure of these transactions is not material.

  The market price of electricity is subject to price volatility associated with changes in supply and demand in the electric supply markets. To limit the market price risk associated with the forward commodity contracts described in the preceding paragraph, ComEd has utilized energy put and call option contracts and energy swap arrangements. A sensitivity analysis has been performed which indicates that the market price risk exposure of these financial instruments is not material.

REGULATION

  ComEd and the Indiana Company are subject to state and federal regulation in the conduct of their respective businesses, including the operations of Cotter. Such regulation includes rates, securities issuance, nuclear operations, environmental and other matters. Particularly in the cases of nuclear operations and environmental matters, such regulation can and does affect operational and capital expenditures.

  Rate Matters. In January 1995, the ICC issued its Rate Order in the proceedings relating to ComEd's February 1994 rate increase request. The Rate Order provided, among other things, for an increase in ComEd's total revenues of approximately $302 million (excluding add-on revenue taxes) on an annual basis. The rates provided in the Rate Order became effective on January 14, 1995; however, they are being collected subject to refund as a result of subsequent judicial action. The Rate Order was appealed by intervenors and ComEd to the Illinois Appellate Court, which issued a decision on May 30, 1997 affirming the Rate Order in all respects with the exception of two issues, which it remanded to the ICC for the purpose of providing further analysis. Those issues relate to: (i) the manner in which certain costs are recovered and which customers should pay those costs, and (ii) the proper rate of return on common equity for ComEd. ComEd believes that the ICC can satisfy the Appellate Court's remand directions on the basis of the existing record from the ICC proceedings which led to the Rate Order. The Appellate Court's decision was not appealed and the matter was returned to the ICC, where a decision is expected early in the second quarter of 1998.

  With respect to the first issue remanded to the ICC, ComEd does not believe it will have any effect on the overall level of rates. With respect to the rate of return on common equity issue, the ICC had determined in the Rate Order that ComEd's cost of common equity was 12.28%. Intervenors had submitted testimony recommending a return on common equity of 11.50%. The Appellate Court decision requires the ICC to clarify the basis for certain of its findings relating to its rejection of the intervenors' recommendation and to analyze further how it arrived at its conclusions. The Appellate Court stated that after reanalyzing these bases the ICC can determine whether or not the cost of common equity determination it adopted should still be followed. Each tenth of one percent change in the rate of return on common equity has approximately an $8 million effect on the level of annual revenues. The Appellate Court's decision does not have any immediate effect on ComEd's rates or require any refunds. In connection with the initiation of the appeal, ComEd committed to make refunds "in the event that a final, non-appealable order is entered reversing the ICC's Rate Order." Revenues of approximately $195 million would be subject to refund if the ICC were to adopt the lower rate of return on common equity recommended by intervenors. An ICC Hearing Examiner issued a proposed order in January 1998, which if adopted by the ICC, would uphold the Rate Order and the associated $302 million revenue increase on an annual basis.

  See "Changes in the Electric Utility Industry" above for information regarding the 1997 Act.

  Nuclear Matters. Nuclear operations have been, and remain, an important focus of ComEd--given the impact of such operations on overall O&M expenditures and the ability of nuclear power plants to produce electric energy at a relatively low marginal cost. ComEd operates a large number of nuclear plants, ranging from the older Dresden and Quad Cities stations to the more recently completed LaSalle, Byron and Braidwood stations, and is intent upon safe, reliable and efficient operation. These plants were constructed over a period of time in which technology, construction procedures and regulatory initiatives and oversight have evolved, with the result that older plants generally require greater attention and resources to meet regulatory requirements and expectations as well as to maintain operational reliability. As discussed in "Changes in the Electric Utility Industry" above, ComEd is closing its Zion Station.

  ComEd's Dresden, Zion and LaSalle nuclear generating stations are currently on the NRC's list of plants to be monitored closely. Dresden Station has been on the list since 1992 and LaSalle and Zion stations were added in January 1997. On January 21, 1998, the NRC stated that although Dresden Station has demonstrated sustained improved performance that would warrant removal from the list, continued evidence of cyclical performance at ComEd's other nuclear generating stations indicated Dresden Station did not meet all the criteria for removal from the list. At its January 21, 1998 meeting, the NRC acknowledged improvements at LaSalle Station but concluded that a substantial amount of work remains and the plant should remain on the list. The NRC also stated that, based on a determination made prior to the announcement of the cessation of power operations, at the station, Zion should remain on the list. The listing of the plants does not prevent ComEd from operating the generating units; however, it does mean that the NRC will devote additional resources to monitoring ComEd's operating performance and that ComEd will need to work to demonstrate to the NRC the sustainability of improvements which it believes it has undertaken and is continuing to implement. Also at the meeting, the NRC noted a declining performance trend at Quad Cities Station. The NRC stated that although operations performance at Quad Cities Station was generally good, weaknesses were observed with respect to certain maintenance and engineering activities. The NRC has indicated that it is monitoring ComEd's ability to manage its nuclear operations in their entirety and that the performance at any one facility will be viewed by the NRC in context with the performance of ComEd's nuclear generating group as a whole.

  In January 1997, the NRC also took the unusual additional step of requiring ComEd to submit information to allow the NRC to determine what actions, if any, should be taken to assure that ComEd can safely operate its six nuclear generating stations while sustaining performance improvement at each site. The request also required ComEd to submit information regarding the criteria that it has established, or planned to establish, to measure performance and to explain ComEd's proposed actions if the criteria were not met. The request stated the NRC staff's concerns with the "cyclical safety performance of ComEd nuclear stations," noting the presence on the list of plants to be monitored closely of Dresden, LaSalle and Zion stations at various times during the past 10 years. It also noted concerns regarding "ComEd's ability to establish lasting and effective programs that result in sustained performance improvement." The problems identified by the NRC are consistent with weaknesses that have been identified in station self-assessments initiated by ComEd, and management had already undertaken to develop and implement programs designed to address these issues. ComEd submitted a response to the NRC on March 28, 1997 and the NRC indicated in an April 25, 1997 public meeting with representatives of ComEd management that ComEd's response was generally adequate to demonstrate ComEd's ability to operate its nuclear generating stations while sustaining performance improvements. In a November 4, 1997 meeting with the NRC staff, the NRC indicated that it believes ComEd's nuclear performance has shown improvement, but that it is too early to conclude that lasting improvement has been achieved. The NRC noted, as an exception to ComEd's general improving and sustained performance in its nuclear operations, concerns regarding ComEd's engineering efforts to resolve the longstanding fire protection issues at the Quad Cities Station. The NRC and representatives of ComEd's management have met and will continue to meet periodically in the future, to follow-up on these matters.

  ComEd has devoted, and intends to continue to devote, significant resources to the management and operations of its nuclear generating stations. Over the past several years, it has increased and reinforced station management with managers drawn from other utilities which have resolved similar operational and performance issues, including the appointment of a new Chief Nuclear Officer in late 1997. It has also sought to identify, anticipate and address operating and performance issues in a safe, cost-effective manner, while seeking to improve the availability and capacity factors of its nuclear generating units.

  ComEd's activities, with respect to its nuclear generating stations, have included improvements in operating and personnel procedures and repair and replacement of equipment and can result in longer unit outages. LaSalle Units 1 and 2 and Quad Cities Units 1 and 2 are currently not operating. ComEd is developing an integrated schedule for restarting the units at LaSalle Station. It currently is expected that LaSalle Unit 1 will restart in the third quarter of 1998 and LaSalle Unit 2 is expected to restart approximately six months later. Both units at Quad Cities Station are expected to return to service in the Spring of 1998.

  The LaSalle outage and an outage at Zion were part of several outages of nuclear and fossil generating stations that several utilities operating in the Midwestern power grid (including ComEd) were expecting and experienced during 1997. Although ComEd met its customers' electricity demands, the expectation of the NERC, prior to the beginning of the summer, had been that there could have been electric energy shortages during summer peak demand periods due to generating station outages in the Midwestern power grid and transmission limitations on delivering power from neighboring systems. In response to these regional circumstances and expectations, ComEd increased the availability of its remaining nuclear and fossil generating capacity, reinforced transmission capacity, negotiated the purchase of power and related transmission service from third parties, and worked with a number of customers to manage the use and demand for power. The NERC will be analyzing electric reliability for the summer of 1998 in light of the potential for continued outages of nuclear plants operated by several utilities in the Midwestern power grid.

  Generating station availability and performance during a year may be issues in fuel reconciliation proceedings in assessing the prudence of fuel and power purchases during such year. Final ICC orders have been issued in fuel reconciliation proceedings for years prior to 1994 and for the year 1995. In 1996, an intervenor filed testimony in the fuel reconciliation proceeding for 1994 seeking a refund of approximately $90 million relating to nuclear station performance. The 1997 Act provides that the fuel reconciliation proceedings for 1994 and 1996 must be concluded by the end of 1998. If refunds are required in these proceedings, the refunds could have a material effect on results of operations. The 1997 Act also provides that, because ComEd eliminated its FAC effective January 1, 1997, the ICC shall not conduct a fuel reconciliation proceeding for the year 1997 and subsequent years. See "Changes in the Electric Utility Industry" above for information regarding the elimination of ComEd's FAC.

  Based on ComEd's most recent study, decommissioning costs, including the cost of decontamination and dismantling, are estimated to aggregate $4.8 billion in current-year (1998) dollars, including a contingency allowance. ComEd estimates it will expend approximately $12.9 billion, including a contingency allowance, for decommissioning costs primarily during the period from 2007 through 2032. Such costs are expected to be funded by external decommissioning trusts which ComEd established in compliance with Illinois law and into which ComEd has been making annual contributions. Future decommissioning cost estimates may be significantly affected by the adoption of or changes to NRC regulations as well as changes in the assumptions used in making such estimates, including changes in technology, available alternatives for the disposal of nuclear waste, and inflation. See Note 1 of Notes to Financial Statements under "Depreciation and Decommissioning" for additional information.

  Environmental Matters. ComEd is involved in administrative and legal proceedings concerning air quality, water quality and other matters. The outcome of these proceedings may require increases in future construction expenditures and operating expenses and changes in operating procedures. See
Note 23 of Notes to Financial Statements.

RESULTS OF OPERATIONS

  Net Income (Loss) on Common Stock. The loss for 1997 was primarily due to ComEd's discontinuation of regulatory accounting practices for the generation portion of its business and other charges recorded as a result of the 1997 Act. The 1997 results also include the write-off for the closure of Zion nuclear generating station.

  ComEd discontinued regulatory accounting practices for the generation portion of its business in the fourth quarter of 1997 due to the 1997 Act. Accordingly, ComEd's generation-related net regulatory assets (which represent assets and liabilities properly recorded under regulatory accounting practices but which would not be recorded under GAAP for non-regulated entities) were written off, resulting in an extraordinary charge of $810 million (after-tax).

  In addition, as permitted under the 1997 Act, ComEd elected to eliminate its FAC in December 1997, which resulted in a charge of $44 million (after-tax). The reduction includes $25 million (after-tax) in net FAC charges billed to its customers in 1997, which will be refunded to customers in 1998. The reduction also includes a write-off of $19 million (after-tax) in underrecovered energy costs that ComEd would have been entitled to recover if the FAC had remained in effect.

  Also, 1997 results include the write down of ComEd's investment in uranium-related properties to reflect costs which are not expected to be recovered in a competitive market. The write down resulted in a charge of $60 million (after-tax).

  Partially offsetting the charges to operations for 1997 was a change in the accounting method for revenue recognition to record ComEd's revenues associated with service which has been provided to customers but has not yet been billed at the end of each accounting period, retroactive to January 1, 1997. This change in accounting method had a positive impact of $170 million (after-tax), consisting of a one-time cumulative effect of the change for years prior to 1997 of $197 million (after-tax), less the impact of the change on 1997 results of $27 million (after-tax).

  On January 14, 1998, the Boards of Directors of Unicom and ComEd authorized the cessation of nuclear generation operations at ComEd's Zion Station. The closure resulted in a charge for 1997 of $523 million (after-tax), reflecting the write-off of the unrecoverable portion of the cost of plant and inventories and a liability for future closing costs.

  ComEd's kilowatthour sales, including sales to wholesale customers, increased 5% during 1997 compared to 1996, as discussed below. In 1997 O&M expenses increased by 12%, as discussed below.

  Also reducing 1997 operating results were increased fuel and purchased power costs of $336 million, as discussed below. In addition, a 4% increase in depreciation expense, primarily due to an increase in certain nuclear plant depreciation resulted in a charge of $23 million (after-tax).

  The 1996 results reflect, among other factors, a 1% decrease in overall O&M expenses as compared to 1995 and the positive effects of an income tax refund related to prior years with an increase in operating results of $26 million (after-tax) and a reduction in real estate taxes with an increase in operating results of $28 million (after-tax). Approximately half of the reduction in real estate taxes is related to the year 1995. The real estate tax reduction results primarily from ongoing challenges by ComEd of the methodology used by local taxing authorities to assess the value of ComEd's nuclear generating stations. The 1996 results also reflect a 9% reduction in the total of interest expense on debt and dividend requirements on preferred and preference stocks compared to 1995, largely due to the early retirement of debt at the end of 1995. In September 1996, the ICC approved ComEd's request to increase depreciation charges on its nuclear generating units by $30 million for the year 1996, resulting in a charge of $20 million (after-tax).

  The 1995 results reflect higher revenues, primarily as a result of higher kilowatthour sales, and the higher rate levels, which became effective in January 1995 under the Rate Order. The higher kilowatthour sales reflect the unusually hot summer weather in 1995. The 1995 results were also affected by higher O&M expenses, which reflect a charge of $59 million (after-tax) for a voluntary employee separation offer to certain ComEd employees. ComEd also recorded a charge of $20 million (after-tax) related to the early redemption of $645 million of long-term debt.

  Operating Revenues. ComEd's electric operating revenues reflect revenues from sales to ultimate consumers (including residential, commercial and industrial customers within its service territory), revenues from sales for resale (i.e., sales to wholesale customers, principally other electric utilities), and revenues from collections under its FAC for years prior to 1997 (which was intended to recover variations in ComEd's fuel cost for generating electric energy and the energy portion of purchased power cost in relation to the amount included in ComEd's base rates). Operating revenues are affected by kilowatthour sales, rates and FAC recoveries. Kilowatthour sales, in turn, are affected by weather, the level of economic activity within ComEd's service area, and off-system or wholesale sales to other utilities. Off-system sales opportunities are affected by a number of factors, including nuclear generating availability and performance.

  During 1997, electric operating revenues increased $139 million, primarily due to a 29% increase in kilowatthour sales to wholesale customers. Kilowatthour sales to ultimate consumers during 1997 increased 1% compared to 1996, reflecting continued economic growth in ComEd's service territory. Operating revenues in 1997 were reduced by the provision for revenue refunds of $45 million, including revenue taxes, related to the elimination of the FAC. Operating revenues increased $25 million in the year 1996, as compared to the year 1995, principally reflecting increased sales for resale and increased energy cost recoveries under ComEd's then effective FAC, although kilowatthour sales to ultimate consumers were down 1% from the prior year due to the cooler summer weather compared to the exceptionally hot summer in 1995. Operating revenues increased $632 million in the year 1995, as compared to the year 1994, primarily due to an increase of 5% in kilowatthour sales to ultimate consumers attributable to the hot summer weather, as well as a rate increase that became effective in January 1995.

  Fuel Costs. Changes in fuel expense for the years 1997, 1996 and 1995 primarily resulted from changes in the average cost of fuel consumed, changes in the mix of fuel sources of electric energy generated and changes in net generation of electric energy. Fuel mix is determined primarily by system load, the costs of fuel consumed and the availability of nuclear generating units. The cost of fuel consumed, net generation of electric energy and fuel sources of kilowatthour generation were as follows:

                                                         1997    1996    1995
                                                        ------  ------  ------
   Cost of fuel consumed (per million Btu):
    Nuclear...........................................   $0.57   $0.53   $0.52
    Coal..............................................   $2.28   $2.41   $2.43
    Oil...............................................   $3.90   $3.41   $3.06
    Natural gas.......................................   $2.69   $2.75   $1.85
    Average all fuels.................................   $1.33   $1.17   $1.05
   Net generation of electric energy (millions of
    kilowatthours)....................................  85,861  93,048  96,608
   Fuel sources of kilowatthour generation:
    Nuclear...........................................      57%     67%     73%
    Coal..............................................      39      30      24
    Oil...............................................      --       1      --
    Natural gas.......................................       4       2       3
                                                        ------  ------  ------
                                                           100%    100%    100%
                                                        ======  ======  ======

  The decrease in nuclear generation as a percentage of total generation for 1997 compared to the prior years is primarily due to outages at certain of ComEd's nuclear generating stations. See "Regulation," subcaption "Nuclear Matters" above for information regarding outages at certain of ComEd's nuclear generating stations.

  Under the Energy Policy Act of 1992, investor-owned electric utilities that have purchased enrichment services from the DOE are being assessed amounts to fund a portion of the cost for the decontamination and decommissioning of uranium enrichment facilities owned and previously operated by the DOE. ComEd's portion of such assessments is estimated to be approximately $15 million per year (to be adjusted annually for inflation) to year 2007. The Act provides that such assessments are to be treated as a cost of fuel. See Note 1 of Notes to Financial Statements under "Nuclear Fuel," for information related to the accounting for such costs.

  Fuel Supply. Compared to other utilities, ComEd has relatively low average fuel costs as a result of its reliance predominantly on lower cost nuclear fuel. ComEd's coal costs, however, are high compared to those of other utilities. ComEd's western coal contracts and its rail contracts for delivery of the western coal provide for the purchase of certain coal at prices substantially above currently prevailing market prices, and ComEd has significant purchase commitments under its contracts. In addition, as of December 31, 1997, ComEd had coal reserves of $282 million. In prior years, ComEd's commitments for the purchase of coal exceeded its requirements. Rather than take all the coal it was required to take, ComEd agreed to purchase the coal in place in the form of coal reserves. For additional information concerning ComEd's coal purchase commitments, fuel reconciliation proceedings and coal reserves, see "Liquidity and Capital Resources" above and "Coal Reserves" in Note 1 of Notes to Financial Statements.

  Purchased Power. Amounts of purchased power are primarily affected by system load, the availability of ComEd and the Indiana Company's generating units and the availability and cost of power from other utilities. Purchased power costs increased $255 million in 1997 compared to 1996, primarily due to outages at certain of ComEd's nuclear generating stations. See "Regulation," subcaption "Nuclear Matters" above, for information regarding outages at certain of ComEd's nuclear generating stations.

  The number and average cost of kilowatthours purchased were as follows:

                                                            1997   1996   1995
                                                           ------  -----  -----
   Kilowatthours (millions)............................... 16,672  6,129  2,475
   Cost per kilowatthour..................................   2.40c  2.37c  2.60c

  Purchased power is expected to increase in the year 1998 compared to the year 1997 due to expected increased kilowatthour sales, lower nuclear generation and higher costs for power purchased from other utilities.

  Deferred Under or Overrecovered Energy Costs--Net. Operating expenses for the years 1997, 1996 and 1995 include the net change in under or overrecovered allowable energy costs under ComEd's FAC. Operating expenses in 1997 also reflect the write-off of the unrecoverable energy costs related to the elimination of ComEd's FAC. See "Changes in the Electric Utility Industry," "Fuel Costs" and "Fuel Supply" above and Note 1 of Notes to Financial Statements under "Fuel Adjustment Clause."

  Operation and Maintenance Expenses. O&M expenses include the expenses associated with operating and maintaining ComEd's generation, transmission and distribution assets as well as customer service, administrative overhead and support. Given the variety of expense categories covered, there are a number of factors which affect the level of such expenses within any given year. Two major components of such expenses, however, are the costs associated with operating and maintaining ComEd's nuclear and fossil generating facilities. Generating station expenses are affected by the cost of materials, regulatory requirements and expectations, the age of facilities as well as cost control efforts.

  During the three years presented in the financial statements, the aggregate level of O&M expenses increased 12% in 1997 compared to 1996, decreased 1% in 1996 compared to 1995, and increased 4% in 1995 compared to 1994. All three years include increases in the level of generating station expenses, as discussed below. The year to year variations reflect efforts in 1996 and 1997 to improve nuclear generating station availability as well as to meet regulatory requirements and expectations, and the impact in 1995 of an early separation program offered to ComEd's employees, which resulted in a $97 million charge. Additional factors in each year also affected the level of O&M expenses.

  O&M expenses associated with nuclear generating stations increased $122 million, $88 million and $32 million for the years 1997, 1996 and 1995, respectively, as a result of activities associated with the repair, replacement and improvement of nuclear generating facility equipment. Since 1995, ComEd has increased the number and scope of maintenance activities associated with its nuclear generating stations. Such efforts are the result of station performance evaluations performed to identify the sources and causes of unplanned equipment repairs. The goal of such efforts is to design and implement cost effective repairs and improvements to increase station availability. The efforts begun in 1995 are expected to continue through 1998.

  The increase in O&M expenses associated with nuclear generating stations has been driven by ComEd's objective to improve station availability, as well as to meet regulatory requirements and expectations. ComEd is pursuing a program to improve the quality of nuclear operations, including safety and efficiency, which is also expected to achieve a longer term goal of improved availability and to be positioned to take advantage of opportunities in a more competitive market. During the three years presented in the financial statements, ComEd increased and reinforced station management with managers drawn from other utilities which have resolved similar operating issues. It has also sought to identify, anticipate and address nuclear station operating and performance issues in a safe, cost-effective manner, while seeking to improve the availability and capacity factors of its nuclear generating units. Such activities have included improvements in operating and personnel procedures and repair and replacement of equipment, and can result in longer unit outages. Such activities have involved increased maintenance and repair expenses in recent years.

  O&M expenses associated with fossil generating stations increased $31 million, $4 million and $3 million for the years 1997, 1996 and 1995, respectively. The increase related to fossil generating stations in 1997 is primarily due to an increase in the repair and improvement of fossil generating facility equipment in order to increase their general availability, and to ensure their availability during the Summer of 1997. That increase was partially offset by a reduction in personnel.

  O&M expenses associated with transmission and distribution facilities increased $15 million and $11 million for the years 1997 and 1996, respectively, and decreased $3 million for the year 1995. The 1997 increase is primarily due to increased emergency restoration of electric service and tree trimming costs. The 1996 increase reflects higher maintenance expenses. The decrease in 1995 reflects cost control efforts. O&M expenses associated with customer-related activities increased $11 million, $17 million and $10 million for the years 1997, 1996 and 1995, respectively. The increase in 1997 is primarily due to an increase in uncollectible accounts.

  O&M expenses also include compensation and benefits expenses. Since 1995, ComEd has reduced the size of its workforce by offering incentives for employees to leave the company voluntarily. Such incentives included both current payments and earlier eligibility for post-retirement health care benefits, resulting in charges of $39 million, $12 million and $97 million for the years 1997, 1996 and 1995, respectively.

  Other compensation and benefits expenses, excluding the effects of employee separation plans, decreased $14 million, $20 million and $65 million for the years 1997, 1996 and 1995, respectively. The decrease in 1997 is primarily due to a reduction in medical costs for active employees. The decreases in 1996 and 1995 are primarily related to a reduction of post-retirement health care benefits costs, primarily as a result of a plan amendment effected in mid-1995 which required retired employee contributions to the plan for the first time. Favorable experience also allowed the use of lower health care cost trend rates, producing a lower charge in 1996 and 1995. O&M expenses also reflect

$41 million, $38 million and $65 million for employee incentive compensation plan costs for the years 1997, 1996 and 1995, respectively. The payments, which were made partly in cash and partly in shares of Unicom common stock, were made under Unicom's Incentive Plans as the result of the achievement during the indicated years of specified financial performance, operating performance and increased shareholder value. The effects of inflation have also increased O&M expenses during the years and are also reflected in the increases and decreases discussed herein.

  O&M expenses in 1997 also include $25 million for the additional write-off of obsolete materials and supplies compared to 1996. O&M expenses associated with certain administrative and general costs increased $35 million for the year 1997. This increase was due to a variety of reasons including an increase in the provision for vacation pay liability.

  Depreciation. Depreciation expense increased for the years 1997, 1996 and 1995 as a result of additional nuclear plant depreciation and additions to plant in service. The additional depreciation on ComEd's nuclear generating units includes depreciation recorded for the year 1997 related to its steam generators at Byron Unit 1 and Braidwood Unit 1 of $59 million, which are expected to be replaced prior to year-end 1998, and the 1996 additional depreciation initiative of $30 million. See "Depreciation and Decommissioning" in Note 1 of Notes to Financial Statements.

  Interest on Debt. Changes in interest on long-term debt and notes payable for the years 1997, 1996 and 1995 were due to changes in average interest rates and in the amounts of long-term debt and notes payable outstanding. Changes in interest on long-term debt also reflected new issues of debt, the retirement and early redemption of debt, and the retirement and redemption of issues which were refinanced at generally lower rates of interest. The average amounts of long-term debt and notes payable outstanding and average interest rates thereon were as follows:

                                                          1997    1996    1995
                                                         ------  ------  ------
   Long-term debt outstanding:
    Average amount (millions)..........................  $6,256  $6,644  $7,528
    Average interest rate..............................    7.65%   7.67%   7.78%
   Notes payable outstanding:
    Average amount (millions)..........................  $  153  $  230  $   51
    Average interest rate..............................    5.95%   5.79%   6.40%

  Decommissioning. The staff of the SEC has questioned certain of the current accounting practices of the electric utility industry, including ComEd, regarding the recognition, measurement and classification of decommissioning costs for nuclear generating stations in financial statements of electric utilities. In response to these questions, the FASB is reviewing the accounting for nuclear decommissioning costs and issued an exposure draft in February 1996 requesting written comment. If current electric utility industry accounting practices for such decommissioning costs are changed, annual provisions for decommissioning could increase and the estimated cost for the decommissioning of operating nuclear plants after retirement could be recorded as a liability rather than as accumulated depreciation. Decommissioning costs of currently retired nuclear plants are recorded as a liability. ComEd does not believe that such changes, if required, would have an adverse effect on the results of operations due to its ability to recover decommissioning costs through rates.

  Other Items. The amounts of AFUDC reflect changes in the average levels of investment subject to AFUDC and changes in the average annual capitalization rates as discussed in Note 1 of Notes to Financial Statements under "AFUDC." AFUDC does not contribute to the current cash flow of ComEd. ComEd discontinued SFAS No. 71 regulatory accounting practices in December 1997 for the generation-related portion of its business. As a result, ComEd will not record AFUDC, but will capitalize interest costs on its generation-related construction work in progress and nuclear fuel in process beginning in 1998.

  The ratios of earnings to fixed charges for the years 1997, 1996 and 1995 were 0.58, 2.90 and 2.79, respectively. The ratios of earnings to fixed charges and preferred and preference stock dividend requirements for the years 1997, 1996 and 1995 were 0.49, 2.48 and 2.39, respectively. Earnings for 1997 were inadequate to cover fixed charges and fixed charges and preferred and preference stock dividend requirements by approximately $259 million and $359 million, respectively. The deficiency is principally attributable to the earnings impact of the closure of Zion Station.

  Business corporations, in general, have been adversely affected by inflation because amounts retained after the payment of all costs have been inadequate to replace, at increased costs, the productive assets consumed. Electric utilities, in particular, have been especially affected as a result of their capital intensive nature and regulation which limits capital recovery and prescribes installation or modification of facilities to comply with increasingly stringent safety and environmental requirements. Because the regulatory process limits the amount of depreciation expense included in ComEd's revenue allowance to the original cost of utility plant investment, the resulting cash flows are inadequate to provide for replacement of that investment in future years or preserve the purchasing power of common equity capital previously invested.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Commonwealth Edison Company:

  We have audited the accompanying consolidated balance sheets and statements of consolidated capitalization of Commonwealth Edison Company (an Illinois corporation) and subsidiary companies as of December 31, 1997 and 1996, and the related statements of consolidated operations, retained earnings (deficit) and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Commonwealth Edison Company and subsidiary companies as ofDecember 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

  As discussed in Note 3, effective January 1, 1997, the Company changed its method of accounting for revenue recognition.

                                          Arthur Andersen LLP

Chicago, Illinois
January 30, 1998

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

                     STATEMENTS OF CONSOLIDATED OPERATIONS

  The following Statements of Consolidated Operations for the years 1997, 1996 and 1995 reflect the results of past operations and are not intended as any representation as to results of operations for any future period. Future operations will necessarily be affected by various and diverse factors and developments, including changes in electric rates, regulation, population, business activity, competition, taxes, environmental control, energy use, fuel, cost of labor, purchased power and other matters, the nature and effect of which cannot now be determined.

                                              1997         1996        1995
                                           -----------  ----------  ----------
                                           (THOUSANDS EXCEPT PER SHARE DATA)
Electric Operating Revenues............... $ 7,073,088  $6,934,547  $6,909,786
                                           -----------  ----------  ----------
Electric Operating Expenses and Taxes:
 Fuel..................................... $ 1,223,210  $1,167,039  $1,089,841
 Purchased power..........................     400,055     145,299      64,378
 Deferred (under)/overrecovered energy
  costs--net..............................      16,228      (9,184)     (2,732)
 Operation................................   1,714,460   1,496,175   1,597,964
 Maintenance..............................     689,729     652,495     566,749
 Depreciation.............................     985,877     951,865     897,305
 Recovery of regulatory assets............      15,272      15,272      15,272
 Taxes (except income)....................     799,167     782,668     832,026
 Income taxes--
   Current--Federal.......................     214,349     265,325     257,083
   --State................................      65,287      74,192      87,138
   Deferred--Federal--net.................      56,111     140,122     172,403
   --State--net...........................       2,544      16,139      15,605
 Investment tax credits deferred--net.....     (31,015)    (33,378)    (28,710)
                                           -----------  ----------  ----------
                                           $ 6,151,274  $5,664,029  $5,564,322
                                           -----------  ----------  ----------
Electric Operating Income................. $   921,814  $1,270,518  $1,345,464
                                           -----------  ----------  ----------
Other Income and (Deductions):
 Interest on long-term debt............... $  (478,530) $ (509,898) $ (585,806)
 Interest on notes payable................      (9,134)    (13,308)     (3,280)
 Allowance for funds used during
  construction--
   Borrowed funds.........................      18,555      19,426      11,137
   Equity funds...........................      23,770      20,776      13,129
 Income taxes applicable to nonoperating
  activities..............................      11,230       7,812       5,085
 Provision for dividends on company-
  obligated mandatorily redeemable
  preferred securities of subsidiary
  trusts holding solely the Company's
  subordinated debt securities............     (28,860)    (16,960)     (4,428)
 Loss of nuclear plant closure............    (885,611)        --          --
 Income tax effect of nuclear plant
  closure.................................     362,952         --          --
 Miscellaneous--net.......................     (96,324)    (34,998)    (44,125)
                                           -----------  ----------  ----------
                                           $(1,081,952) $ (527,150) $ (608,288)
                                           -----------  ----------  ----------
Net Income (Loss) Before Extraordinary
 Items and Cumulative Effect of Change in
 Accounting Principle..................... $  (160,138) $  743,368  $  737,176
Extraordinary Losses Less Applicable
 Income Taxes.............................    (810,335)        --      (20,022)
Cumulative Effect of Change in Accounting
 Principle................................     196,700         --          --
                                           -----------  ----------  ----------
Net Income (Loss)......................... $  (773,773) $  743,368  $  717,154
Provision for Dividends on Preferred and
 Preference Stocks........................      60,486      64,424      69,961
                                           -----------  ----------  ----------
Net Income (Loss) on Common Stock......... $  (834,259) $  678,944  $  647,193
                                           ===========  ==========  ==========

  The accompanying Notes to Financial Statements are an integral part of the above statements.

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

                          CONSOLIDATED BALANCE SHEETS

                                                            DECEMBER 31
                                                      ------------------------
                       ASSETS                            1997         1996
                       ------                         -----------  -----------
                                                      (THOUSANDS OF DOLLARS)
Utility Plant:
  Plant and equipment, at original cost (includes
   construction work in progress of $1,131 million
   and $1,034 million, respectively)................. $27,518,690  $27,900,632
  Less--Accumulated provision for depreciation.......  11,646,445   11,479,991
                                                      -----------  -----------
                                                      $15,872,245  $16,420,641
  Nuclear fuel, at amortized cost....................     906,043      973,961
                                                      -----------  -----------
                                                      $16,778,288  $17,394,602
                                                      -----------  -----------
Investments:
  Nuclear decommissioning funds...................... $ 1,855,697  $ 1,456,360
  Subsidiary companies...............................      48,605      118,188
  Other investments, at cost.........................      39,002       14,903
                                                      -----------  -----------
                                                      $ 1,943,304  $ 1,589,451
                                                      -----------  -----------
Current Assets:
  Cash............................................... $       --   $        89
  Temporary cash investments.........................      72,634       28,801
  Special deposits...................................         271        1,610
  Receivables--
    Customers........................................     873,418      568,155
    Other............................................     130,537      103,243
    Provisions for uncollectible accounts............     (17,544)     (12,893)
  Coal and fuel oil, at average cost.................     120,664      140,362
  Materials and supplies, at average cost............     255,338      324,485
  Deferred unrecovered energy costs..................         --        16,228
  Deferred income taxes related to current assets and
   liabilities.......................................     179,493      119,917
  Prepayments and other..............................     125,507      108,086
                                                      -----------  -----------
                                                      $ 1,740,318  $ 1,398,083
                                                      -----------  -----------
Deferred Charges and Other Noncurrent Assets:
  Regulatory assets.................................. $ 1,685,235  $ 2,434,807
  Coal reserves......................................     194,769      291,324
  Other..............................................     116,489      108,833
                                                      -----------  -----------
                                                      $ 1,996,493  $ 2,834,964
                                                      -----------  -----------
                                                      $22,458,403  $23,217,100
                                                      ===========  ===========

   The accompanying Notes to Financial Statements are an integral part of the above statements.

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

                          CONSOLIDATED BALANCE SHEETS

                                                              DECEMBER 31
                                                        -----------------------
            CAPITALIZATION AND LIABILITIES                 1997        1996
            ------------------------------              ----------- -----------
                                                        (THOUSANDS OF DOLLARS)
Capitalization (see accompanying statements):
  Common stock equity.................................. $ 4,866,438 $ 6,043,093
  Preferred and preference stocks without mandatory
   redemption requirements.............................     507,053     507,342
  Preference stock subject to mandatory redemption re-
   quirements..........................................     174,328     217,901
  Company-obligated mandatorily redeemable preferred
   securities of subsidiary trusts holding solely the
   Company's subordinated debt securities*.............     350,000     200,000
  Long-term debt.......................................   5,562,883   5,957,604
                                                        ----------- -----------
                                                        $11,460,702 $12,925,940
                                                        ----------- -----------
Current Liabilities:
  Notes payable--
   Commercial paper.................................... $   150,000 $   121,000
   Bank loans..........................................       8,150       7,750
  Current portion of long-term debt, redeemable prefer-
   ence stock and capitalized lease obligations........     772,831     781,782
  Accounts payable.....................................     490,124     440,622
  Accrued interest.....................................     167,807     166,862
  Accrued taxes........................................     198,556     182,366
  Dividends payable....................................     106,083     101,217
  Customer deposits....................................      55,214      51,585
  Accrued plant closing costs..........................     135,000         --
  Other................................................     164,897      98,443
                                                        ----------- -----------
                                                        $ 2,248,662 $ 1,951,627
                                                        ----------- -----------
Deferred Credits and Other Noncurrent Liabilities:
  Deferred income taxes................................ $ 3,839,607 $ 4,568,832
  Nuclear decommissioning liability for retired plants.   1,301,000     275,700
  Accumulated deferred investment tax credits..........     602,122     655,662
  Accrued spent nuclear fuel disposal fee and related
   interest............................................     692,673     657,448
  Obligations under capital leases.....................     437,950     474,841
  Regulatory liabilities...............................     698,750     668,301
  Other................................................   1,176,937   1,038,749
                                                        ----------- -----------
                                                        $ 8,749,039 $ 8,339,533
                                                        ----------- -----------
Commitments and Contingent Liabilities (Note 23)
                                                        $22,458,403 $23,217,100
                                                        =========== ===========

  *As described in Note 11 of Notes to Financial Statements, the sole asset of ComEd Financing I, a subsidiary trust of ComEd, is $206.2 million principal amount of ComEd's 8.48% subordinated deferrable interest notes due September 30, 2035. The sole asset of ComEd Financing II, also a subsidiary trust of ComEd, is $154.6 million principal amount of ComEd's 8.50% subordinated deferrable interest debentures due January 15, 2027.

  The accompanying Notes to Financial Statements are an integral part of the above statements.

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

                   STATEMENTS OF CONSOLIDATED CAPITALIZATION

                                                   DECEMBER 31
                                             ------------------------
                                                1997         1996
                                             -----------  -----------
                                             (THOUSANDS OF DOLLARS)
Common Stock Equity:
  Common stock, $12.50 par value per share--
   Outstanding--214,228,077 shares and
    214,218,454 shares, respectively........ $ 2,677,851  $ 2,677,731
  Premium on common stock and other paid-in
   capital..................................   2,223,564    2,223,396
  Capital stock and warrant expense.........     (15,805)     (15,990)
  Retained earnings (deficit)...............     (19,172)   1,157,956
                                             -----------  -----------
                                             $ 4,866,438  $ 6,043,093
                                             -----------  -----------
Preferred and Preference Stocks Without
 Mandatory Redemption Requirements:
  Preference stock, cumulative, without par
   value--
   Outstanding--13,499,549 shares........... $   504,957  $   504,957
  $1.425 convertible preferred stock,
   cumulative, without par value--
   Outstanding--65,912 shares and 75,003
    shares, respectively....................       2,096        2,385
  Prior preferred stock, cumulative, $100
   par value per share--
   No shares outstanding....................         --           --
                                             -----------  -----------
                                             $   507,053  $   507,342
                                             -----------  -----------
Preference Stock Subject to Mandatory Redemption
 Requirements:
  Preference stock, cumulative, without par
   value--
   Outstanding--2,058,560 shares and
    2,496,775 shares, respectively.......... $   205,016  $   248,589
  Current redemption requirements for
   preference stock included in current
   liabilities..............................     (30,688)     (30,688)
                                             -----------  -----------
                                             $   174,328  $   217,901
                                             -----------  -----------
Company-Obligated Mandatorily Redeemable
 Preferred Securities of Subsidiary Trusts
 Holding Solely the Company's Subordinated
 Debt Securities............................ $   350,000  $   200,000
                                             -----------  -----------
Long-Term Debt:
  First mortgage bonds:
    Maturing 1997 through 2002--5 3/8% to 9
     3/8%................................... $ 1,060,000  $ 1,320,000
    Maturing 2003 through 2012--3.70% to 8
     3/8%...................................   1,440,400    1,440,400
    Maturing 2013 through 2022--5.85% to 9
     7/8%...................................   1,791,000    1,991,000
    Maturing 2023--7 3/4% to 8 3/8%.........     560,000      560,000
                                             -----------  -----------
                                             $ 4,851,400  $ 5,311,400
  Sinking fund debentures, due 1999 through
   2011--2 3/4% to 7 5/8%...................     100,298      105,164
  Pollution control obligations, due 2007
   through 2014--3.70% to 5 7/8%............     142,200      142,200
  Other long-term debt......................   1,016,889      986,932
  Current maturities of long-term debt
   included in current liabilities..........    (501,445)    (538,534)
  Unamortized net debt discount and premium.     (46,459)     (49,558)
                                             -----------  -----------
                                             $ 5,562,883  $ 5,957,604
                                             -----------  -----------
                                             $11,460,702  $12,925,940
                                             ===========  ===========

   The accompanying Notes to Financial Statements are an integral part of the above statements.

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

             STATEMENTS OF CONSOLIDATED RETAINED EARNINGS (DEFICIT)

                                                1997        1996       1995
                                             ----------  ---------- ----------
                                                  (THOUSANDS OF DOLLARS)
Balance at Beginning of Year................ $1,157,956  $  821,848 $  517,335
Add--Net income (loss)......................   (773,773)    743,368    717,154
                                             ----------  ---------- ----------
                                             $  384,183  $1,565,216 $1,234,489
                                             ----------  ---------- ----------
Deduct--
  Dividends declared on--
    Common stock............................ $  342,763  $  342,732 $  342,710
    Preferred and preference stocks.........     60,159      64,095     66,855
  Other capital stock transactions--net.....        433         433      3,076
                                             ----------  ---------- ----------
                                             $  403,355  $  407,260 $  412,641
                                             ----------  ---------- ----------
Balance at End of Year (Includes $384 mil-
 lion of appropriated retained earnings at
 December 31, 1997)......................... $  (19,172) $1,157,956 $  821,848
                                             ==========  ========== ==========



   The accompanying Notes to Financial Statements are an integral part of the above statements.

              COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

                     STATEMENTS OF CONSOLIDATED CASH FLOWS

                                            1997         1996         1995
                                         -----------  -----------  -----------
                                               (THOUSANDS OF DOLLARS)
Cash Flow From Operating Activities:
 Net income (loss)...................... $  (773,773) $   743,368  $   717,154
 Adjustments to reconcile net income
  (loss) to net cash provided by
  operating activities:
   Depreciation and amortization........   1,032,331      988,944      948,683
   Deferred income taxes and investment
    tax credits--net....................    (348,889)     124,857      158,296
   Extraordinary loss related to early
    redemption of long-term debt........         --           --        33,158
   Extraordinary loss related to write-
    off of certain net regulatory as-
    sets................................     810,335          --           --
   Cumulative effect of a change in ac-
    counting principle..................    (196,700)         --           --
   Loss on nuclear plant closure........     885,611          --           --
   Provisions for revenue refunds.......      45,470          --           --
   Equity component of allowance for
    funds used during construction......     (23,770)     (20,776)     (13,129)
   Recovery of regulatory assets........      15,272       15,272       15,272
   Provisions/(payments) for liability
    for separation costs--net...........      15,986      (29,888)      60,713
   Net effect on cash flows of changes
    in:
     Receivables........................      21,194       67,888     (169,211)
     Coal and fuel oil..................      19,698      (11,186)     (20,304)
     Materials and supplies.............      41,659        9,053       51,073
     Accounts payable excluding nuclear
      fuel lease principal payments and
      separation costs--net.............     233,360      110,437      465,475
     Accrued interest and taxes.........      (6,465)     (37,021)      (5,765)
     Other changes in certain current
      assets and liabilities............      38,873       13,765       26,555
   Other--net...........................     177,918      105,543      160,726
                                         -----------  -----------  -----------
                                         $ 1,988,110  $ 2,080,256  $ 2,428,696
                                         -----------  -----------  -----------
Cash Flow From Investing Activities:
 Construction expenditures.............. $  (969,626) $  (949,871) $  (899,366)
 Nuclear fuel expenditures..............    (185,373)    (281,833)    (289,118)
 Sale of generating plant...............      60,791          --           --
 Equity component of allowance for
  funds used during construction........      23,770       20,776       13,129
 Contributions to nuclear
  decommissioning funds.................    (114,825)    (119,281)    (132,653)
 Other investments and special depos-
  its...................................      (4,703)         (52)      19,599
                                         -----------  -----------  -----------
                                         $(1,189,966) $(1,330,261) $(1,288,409)
                                         -----------  -----------  -----------
Cash Flow From Financing Activities:
 Issuance of securities--
   Long-term debt....................... $   297,663  $   198,902  $       --
   Company-obligated mandatorily redeem-
    able preferred securities of
    subsidiary trusts holding solely the
    Company's subordinated debt
    securities..........................     150,000          --       200,000
   Capital stock........................         288          669          112
 Retirement and redemption of securi-
  ties--
   Long-term debt.......................    (734,768)    (431,985)  (1,137,272)
   Capital stock........................     (44,111)     (44,513)     (17,935)
 Deposits and securities held for re-
  tirement and redemption of securi-
  ties..................................         --           --           106
 Premium paid on early redemption of
  long-term debt........................      (9,500)         --       (25,823)
 Cash dividends paid on capital stock...    (426,916)    (424,764)    (414,385)
 Proceeds from sale/leaseback of nu-
  clear fuel............................     149,955      316,617      193,215
 Nuclear fuel lease principal payments..    (166,411)    (211,741)    (237,845)
 Increase (Decrease) in short-term
  borrowings............................      29,400     (139,400)     261,000
                                         -----------  -----------  -----------
                                         $  (754,400) $  (736,215) $(1,178,827)
                                         -----------  -----------  -----------
Increase (Decrease) in Cash and Tempo-
 rary Cash Investments.................. $    43,744  $    13,780  $   (38,540)
Cash and Temporary Cash Investments at
 Beginning of Year......................      28,890       15,110       53,650
                                         -----------  -----------  -----------
Cash and Temporary Cash Investments at
 End of Year............................ $    72,634  $    28,890  $    15,110
                                         ===========  ===========  ===========

   The accompanying Notes to Financial Statements are an integral part of the above statements.

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

                         NOTES TO FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Corporate Structure. Unicom is the parent holding company of ComEd and other unregulated subsidiaries.

  Principles of Consolidation. The consolidated financial statements include the accounts of ComEd, the Indiana Company and the Trusts. All significant intercompany transactions have been eliminated. ComEd's investments in other subsidiary companies, which are not material in relation to ComEd's financial position or results of operations, are accounted for in accordance with the equity method of accounting.

  Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Regulation. ComEd is subject to regulation as to accounting and ratemaking policies and practices by the ICC and FERC. ComEd's accounting policies and the accompanying consolidated financial statements conform to GAAP applicable to rate-regulated enterprises for the non-generation portion of its business, including the effects of the ratemaking process in accordance with SFAS No. 71, Accounting for the Effects of Certain Types of Regulation. Such effects on the non-generation portion of its business concern mainly the time at which various items enter into the determination of operating results in order to follow the principle of matching costs with the applicable revenues collected from or refunded to customers through future rates. See Note 2 for information regarding the write-off of generation-related regulatory assets and liabilities in December 1997.

  ComEd's investment in generation-related net utility plant, including construction work in progress and nuclear fuel and excluding the decommissioning costs included in the accumulated provision for depreciation, not subject to cost-based rate regulation, was $12.4 billion and $13.1 billion at December 31, 1997 and 1996, respectively.

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

  Regulatory Assets and Liabilities. Regulatory assets are incurred costs which have been deferred and are amortized for ratemaking and accounting purposes. Regulatory liabilities represent amounts to be settled with customers through future rates. Regulatory assets and liabilities reflected on the Consolidated Balance Sheets at December 31, 1997 and 1996 were as follows:

                                                                DECEMBER 31
                                                           ---------------------
                                                              1997       1996
                                                           ---------- ----------
                                                               (THOUSANDS OF
                                                                 DOLLARS)
Regulatory assets:
  Deferred income taxes (1)............................... $  785,354 $1,649,037
  Deferred carrying charges (2)...........................        --     396,879
  Nuclear decommissioning costs--Dresden Unit 1 (3).......    268,369    174,621
  Nuclear decommissioning costs--Zion Units 1 and 2 (4)...    579,777        --
  Unamortized loss on reacquired debt (5).................     51,735    148,380
  Other...................................................        --      65,890
                                                           ---------- ----------
                                                           $1,685,235 $2,434,807
                                                           ========== ==========
Regulatory liabilities:
  Deferred income taxes (1)............................... $  698,750 $  668,301
                                                           ========== ==========

--------
(1) Recorded in compliance with SFAS No. 109, Accounting for Income Taxes.
(2) Recorded as authorized in the Remand Order.
(3) Amortized over the remaining current NRC license life of Dresden Station. See "Depreciation and Decommissioning" below for additional information.
(4) Amortized over the remaining current NRC license life of Zion Station. See "Depreciation and Decommissioning" below for additional information.
(5) Amortized over the remaining lives of the long-term debt issued to finance the reacquisition. See "Loss on Reacquired Debt" below for additional information.

  The 1997 regulatory assets and liabilities' balances reflect the write-off of generation-related regulatory assets and liabilities and the recording of nuclear decommissioning costs for Zion Station. See "Depreciation and Decommissioning" below and Note 2 for additional information.

  Fuel Adjustment Clause. The FAC adopted by the ICC provided for the recovery of changes in fossil and nuclear fuel costs and the energy portion of purchased power costs as compared to the fuel and purchased energy costs included in ComEd's base rates. As authorized by the ICC, ComEd had recorded under or overrecoveries of allowable fuel and energy costs which, under the clause, were recoverable or refundable in subsequent months. Pursuant to an option contained in the 1997 Act, ComEd filed a tariff on December 16, 1997 to eliminate its FAC as of January 1, 1997. See Note 2 for additional information.

  Nuclear Fuel. The cost of nuclear fuel is amortized to fuel expense based on the quantity of heat produced using the unit of production method. As authorized by the ICC, provisions for spent nuclear fuel disposal costs have been recorded at a level required to recover the fee payable on current nuclear-generated and sold electricity and the current interest accrual on the one-time fee payable to the DOE for nuclear generation prior to April 7, 1983. The one-time fee and interest thereon have been recovered and the current fee and current interest on the one-time fee are presently being recovered through base rates. See Note 14 for additional information concerning the disposal of spent nuclear fuel, the one-time fee and the interest accrual on the one-time fee. Nuclear fuel expenses, including leased fuel costs and provisions for spent nuclear fuel disposal costs, were $298 million, $354 million and $391 million for the years 1997, 1996 and 1995, respectively.

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

  The balance of nuclear fuel, at amortized cost, on the Consolidated Balance Sheets includes amounts to be recovered for assessments by the DOE to fund a portion of the cost for the decontamination and decommissioning of uranium enrichment facilities owned and previously operated by the DOE. As of December 31, 1997 and 1996, an asset related to the assessments of $156 million and $168 million, respectively, was recorded. As of December 31, 1997 and 1996, a corresponding liability of $144 million and $157 million, respectively, was recorded, of which $16 million was included in other current liabilities on the Consolidated Balance Sheets.

  Coal Reserves. At December 31, 1997 and 1996, ComEd had coal reserves of $282 million and $364 million, respectively. In prior years, ComEd's commitments for the purchase of coal exceeded its requirements. Rather than take all the coal it was required to take, ComEd agreed to purchase the coal in place in the form of coal reserves. ComEd expects to recover from its customers the costs of the coal reserves, as coal is used for the generation of electricity, through base rates. Such fuel costs expected to be recovered within one year, amounting to $87 million and $73 million at December 31, 1997 and 1996, respectively, have been included in current assets as prepayments and other on the Consolidated Balance Sheets. ComEd expects to fully recover the costs of the coal reserves before the year 2001. See Note 23 for additional information concerning ComEd's coal commitments.

  Customer Receivables and Revenues. ComEd is engaged principally in the production, purchase, transmission, distribution and sale of electricity to a diverse base of residential, commercial, industrial and wholesale customers. ComEd's electric service territory has an area of approximately 11,300 square miles and an estimated population of approximately 8 million as of December 31, 1997. It includes the city of Chicago, an area of about 225 square miles with an estimated population of approximately 3 million from which ComEd derived approximately one-third of its ultimate consumer revenues in 1997. ComEd had 3.4 million electric customers at December 31, 1997.

  In 1997, ComEd changed its accounting method for revenue recognition to record ComEd's revenues associated with service which has been provided to customers but has not yet been billed at the end of each accounting period, retroactive to January 1, 1997. See Note 3 for information regarding the cumulative effect of a change in accounting principle on prior years and the effect on the current year. See Note 2 for information regarding the expected effects of the August 1, 1998 rate reduction and certain pricing experiments.

  Depreciation and Decommissioning. Depreciation is provided on the straight-line basis by amortizing the cost of depreciable plant and equipment over estimated composite service lives. Non-nuclear plant and equipment is depreciated at annual rates developed for each class of plant based on their composite service lives. Provisions for depreciation were at average annual rates of 3.36%, 3.25% and 3.14% for the years 1997, 1996 and 1995, respectively, of average depreciable utility plant and equipment, including the effects of additional depreciation on ComEd's nuclear generating units. The annual rate for nuclear plant and equipment, excluding separately collected decommissioning costs and additional depreciation, is 2.88%. The additional depreciation on ComEd's nuclear generating units includes depreciation recorded for the year 1997 related to its steam generators at Byron Unit 1 and Braidwood Unit 1 of $59 million, which are expected to be replaced prior to year-end 1998, and the 1996 additional depreciation initiative of $30 million. See Note 4 for additional information on the 1996 additional depreciation initiative.

  Nuclear plant decommissioning costs are accrued over the current NRC license lives of the related nuclear generating units. The accrual is based on an annual levelized cost of the unrecovered portion

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES of estimated decommissioning costs, which are escalated for expected inflation to the expected time of decommissioning and are net of expected earnings on the trust funds. See "Decommissioning" under "Management's Discussion and Analysis of Financial Condition and Results of Operations," subcaption "Results of Operations," for a discussion of questions raised by the staff of the SEC and a FASB review regarding the electric utility industry's method of accounting for decommissioning costs. Dismantling is expected to occur relatively soon after the end of the current NRC license life of each related generating station. The accrual for decommissioning is based on the prompt removal method authorized by NRC guidelines. ComEd's 10 operating units have remaining current NRC license lives ranging from 8 to 30 years. ComEd's Zion Station and its first nuclear unit, Dresden Unit 1, are retired and are expected to be dismantled at the end of the current NRC license life of the last unit at each of those stations, which is consistent with the regulatory treatment for the related decommissioning costs.

  Based on ComEd's most recent study, decommissioning costs, including the cost of decontamination and dismantling, are estimated to aggregate $4.8 billion in current-year (1998) dollars, including a contingency allowance. ComEd estimates that it will expend approximately $12.9 billion, including a contingency allowance, for decommissioning costs primarily during the period from 2007 through 2032. Such costs are expected to be funded by the external decommissioning trusts, which ComEd established in compliance with Illinois law and into which ComEd has been making annual contributions. Future decommissioning cost estimates may be significantly affected by the adoption of or changes to NRC regulations as well as changes in the assumptions used in making such estimates, including changes in technology, available alternatives for the disposal of nuclear waste and inflation.

  Pursuant to the Rate Order, since 1995, ComEd has collected decommissioning costs from its ratepayers in conjunction with a rider, which allows annual adjustments to decommissioning cost collections outside the context of a traditional rate proceeding. Recovery of decommissiong costs through the rider will continue under the 1997 Act. The current estimated decommissioning costs include a contingency allowance. Contingency allowances used in decommissioning cost estimates provide for currently unspecifiable costs that are likely to occur after decommissioning begins and generally range from 20% to 25% of the currently specifiable costs. Under its most recent annual rider, filed with the ICC on February 28, 1997, ComEd has proposed to decrease its estimated annual decommissioning cost accrual from $108.8 million to $107.5 million. The reduction primarily reflects stronger than expected after-tax returns on the external trust funds in 1996 and lower than expected escalation in low-level waste disposal costs, partially offset by the higher current-year cost estimates, which include a contingency allowance.

  The proposed annual decommissioning cost accrual of $107.5 million was determined using the following assumptions: the decommissioning cost estimate of $4.8 billion in current-year (1998) dollars, after-tax earnings on the tax-qualified and nontax-qualified decommissioning funds of 7.30% and 6.26%, respectively, and an escalation rate for future decommissioning costs of 4.1%. The annual accrual of $107.5 million provided over the current NRC license lives of the nuclear plants, coupled with the expected fund earnings and amounts previously recovered in rates, is expected to aggregate approximately $12.9 billion.

  For the 10 operating nuclear units, decommissioning costs are recorded as portions of depreciation expense and accumulated provision for depreciation on the Statements of Consolidated Operations and the Consolidated Balance Sheets, respectively. As of December 31, 1997, the total decommissioning costs included in the accumulated provision for depreciation were $1,570 million. For

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

ComEd's retired nuclear unit, Dresden Unit 1, the total estimated liability at December 31, 1997 in current-year (1998) dollars of $365 million was recorded under nuclear decommissioning for retired plants and the unrecovered portion of the liability of $268 million was recorded as a regulatory asset on the Consolidated Balance Sheets. The increase from December 31, 1996 to December 31, 1997 in the total estimated liability related to Dresden Unit 1, and the unrecovered portion of that liability, is due to higher current-year cost estimates, which include a contingency allowance.

  For ComEd's retired Zion nuclear station, the total estimated liability at December 31, 1997 in current-year (1998) dollars of $936 million was recorded under nuclear decommissioning for retired plants and the unrecovered portion of the liability of $580 million was recorded as a regulatory asset on the Consolidated Balance Sheets.

  Under Illinois law, decommissioning cost collections are required to be deposited into external trusts; and, consequently, such collections do not add to the cash flows available for general corporate purposes. The ICC has approved ComEd's funding plan, which provides for annual contributions of current accruals and ratable contributions of past accruals over the remaining current NRC license lives of the nuclear plants. At December 31, 1997, the past accruals that are required to be contributed to the external trusts aggregate $167 million. The fair value of funds accumulated in the external trusts at December 31, 1997 was $1,856 million, which includes pre-tax unrealized appreciation of $429 million. The earnings on the external trusts accumulate in the fund balance and accumulated provision for depreciation.

  Income Taxes. ComEd is included in the consolidated federal and state income tax returns filed by Unicom. Current and deferred income taxes of the consolidated group are allocated to ComEd as if ComEd filed separate tax returns. Deferred income taxes are provided for income and expense items recognized for financial accounting purposes in periods that differ from those for income tax purposes. Income taxes deferred in prior years are charged or credited to income as the book/tax timing differences reverse. Prior years' deferred investment tax credits are amortized through credits to income generally over the lives of the related property. Income tax credits resulting from interest charges applicable to nonoperating activities, principally construction, are classified as other income.

  AFUDC. In accordance with the uniform systems of accounts prescribed by regulatory authorities, ComEd capitalizes AFUDC, compounded semiannually, which represents the estimated cost of funds used to finance its construction program. The equity component of AFUDC is recorded on an after-tax basis and the borrowed funds component of AFUDC is recorded on a pre-tax basis. The average annual capitalization rates were 9.39%, 9.02% and 9.52% for the years 1997, 1996 and 1995, respectively. AFUDC does not contribute to the current cash flow of ComEd. ComEd discontinued SFAS No. 71 regulatory accounting practices in December 1997 for the generation portion of its business. As a result, ComEd will not record AFUDC, but will capitalize interest costs on its generation-related construction work in progress and nuclear fuel in process beginning in 1998.

  Interest. Total interest costs incurred on debt, leases and other obligations were $588 million, $620 million and $693 million for the years 1997, 1996 and 1995, respectively.

  Debt Discount, Premium and Expense. Discount, premium and expense on long-term debt are being amortized over the lives of the respective issues.

  Loss on Reacquired Debt. Consistent with regulatory treatment, the net loss from reacquisition in connection with the refinancing of first mortgage bonds, sinking fund debentures and pollution control

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES obligations prior to their scheduled maturity dates is deferred and amortized over the lives of the long-term debt issued to finance the reacquisition for non-generation related financings. See "Regulatory Assets and Liabilities" above and Note 2 for additional information.

  Stock Option Awards/Employee Stock Purchase Plan. ComEd has elected to adopt SFAS No. 123, Accounting for Stock-Based Compensation, for disclosure purposes only. ComEd accounts for its stock option awards and ESPP under APB Opinion No. 25, Accounting for Stock Issued to Employees. See Note 8 for additional information.

  Energy Risk Management Contracts. In the normal course of business ComEd utilizes contracts for the forward sale and purchase of energy to effectively manage the utilization of its available generating capability. ComEd also utilizes put and call option contracts and energy swap arrangements to limit the market price risk associated with the forward commodity contracts. As ComEd does not currently utilize financial or commodity instruments for trading or speculative purposes, any gains or losses on forward commodity contracts are recognized when the underlying transactions affect earnings. Revenues and expenses associated with market price risk management contracts are recognized immediately for contracts with terms of less than one year and are amortized over the length of the term of contracts covering more than one year.

  Reclassifications. Certain prior year amounts have been reclassified to conform with current period presentation. These reclassifications had no effect on operating results.

  Statements of Consolidated Cash Flows. For purposes of the Statements of Consolidated Cash Flows, temporary cash investments, generally investments maturing within three months at the time of purchase, are considered to be cash equivalents. Supplemental cash flow information for the years 1997, 1996 and 1995 was as follows:

                                                       1997     1996     1995
                                                     -------- -------- --------
                                                       (THOUSANDS OF DOLLARS)
Supplemental Cash Flow Information:
 Cash paid during the year for:
   Interest (net of amount capitalized)............  $502,260 $533,498 $604,202
   Income taxes (net of refunds)...................  $280,368 $238,920 $368,842
Supplemental Schedule of Non-Cash Investing and Fi-
 nancing Activities:
 Capital lease obligations incurred................  $158,412 $320,975 $198,577

(2) ACCOUNTING EFFECTS RELATED TO THE 1997 ACT

  On December 16, 1997, the Governor of Illinois signed into law the 1997 Act, which, as it applies to ComEd, provides for, among other things, a 15% residential base rate reduction commencing August 1, 1998, an additional 5% residential base rate reduction commencing May 1, 2002, and customer access to other electric suppliers in a phased-in process. Access for commercial and industrial customers will occur over a period from October 1999 to December 2000, and access for residential customers will occur after May 1, 2002. The 15% residential base rate reduction, commencing on August 1, 1998, is expected to reduce ComEd's operating revenues by approximately $160 million and $375 million in 1998 and 1999, respectively, compared to 1997 rate levels. ComEd is engaged in certain pricing experiments contemplated by the 1997 Act, which are expected to reduce its operating revenues by approximately $30 million and $60 million in 1998 and 1999, respectively, compared to 1997 rate levels, notwithstanding the effects of customer growth.

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

   The 1997 Act also provides for the collection of a CTC from customers who choose another electric service provider during a transition period that extends through 2006, and can be extended through 2008 with ICC approval if certain factors are met. The CTC will be established in accordance with a formula defined in the legislation. The CTC, which will be applied on a cents per kilowatthour basis, considers the revenue which would have been collected from a customer under tariffed rates, reduced by 1) the revenue the utility will receive for providing delivery services to the customer, 2) the market price for electricity and 3) a defined mitigation factor which represents the utility's opportunity to develop new revenue sources and achieve cost savings.

  Notwithstanding these rate reductions, and subject to certain earnings tests, a rate freeze will generally be in effect until at least January 1, 2005. During this period utilities may reorganize, sell or assign assets, retire or remove plants from service, and accelerate depreciation or amortization of assets with limited ICC authority. Under the earnings provision of the legislation, if the earned return on common equity of a utility during this period exceeds an established threshold, a portion of the excess earnings must be refunded to customers. A utility may request a rate increase during the rate freeze period when necessary to ensure the utility's financial viability, but not before January 1, 2000.

  Under the 1997 Act, utilities are required to continue to offer delivery services, including the transmission and distribution of electric energy, such that customers who select an alternative energy supplier can receive electric energy from that supplier using existing transmission and distribution facilities. Such services will continue to be offered under cost-based regulated rates. The 1997 Act also requires utilities to establish or join an ISO that will independently manage and control utility transmission systems. Additionally, the 1997 Act includes the option to eliminate the FAC, the leveling of certain regulatory requirements to permit operational flexibility, the leveling of certain regulatory and tax provisions as applied to various electric suppliers, and a new more stringent liability standard applicable to ComEd in the event of a major outage.

  The 1997 Act also allows ComEd to unbundle a portion of its future revenues, including tariffed and contract rates and CTC revenues and issue securities backed by these revenues. The proceeds from such security issuances must generally be used to refinance outstanding debt or equity or for certain other limited purposes. The total amount of ComEd's revenues securitized cannot exceed $6.5 billion; approximately one-half of that amount can be issued in the twelve-month period commencing on August 1, 1998.

  As a result of the 1997 Act, prices for the supply of electric generation are expected to transition from cost-based, regulated rates to rates determined by competitive market forces. The CTC allows ComEd to recover a portion of any of its costs which might otherwise be unrecoverable under market-based rates. Nonetheless, ComEd will need to take steps to address the portion of such costs which are not recoverable through the CTC. Such steps include cost control efforts and developing new sources of revenue.

  Because the 1997 Act is expected ultimately to lead to market-based pricing of electric generation services, ComEd discontinued SFAS No. 71 regulatory accounting practices for the generation portion of its business in December 1997. ComEd evaluated the regulatory assets and liabilities related to the generation portion of its business and determined that it is not probable that such costs will be

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES recovered through the cash flows from the regulated portion of its business. Accordingly, the generation-related regulatory assets and liabilities were written off in the fourth quarter of 1997, resulting in a charge of $810 million (after-tax). These costs relate principally to previously incurred costs originally expected to be collected through future revenues, including income tax benefits previously flowed through to customers, deferred carrying charges on the Byron Unit 2 and Braidwood Units 1 and 2 nuclear generating plants, generation-related unamortized loss on reacquired debt and other miscellaneous generation-related costs. The regulatory asset for the unrecovered nuclear decommissioning costs of currently retired nuclear plants was not written off, as the 1997 Act provides for the ongoing recovery of decommissioning costs through regulated rates. See "Regulatory Assets and Liabilities" and "Depreciation and Decommissioning" in Note 1 of Notes to Financial Statements.

  Pursuant to an option contained in the 1997 Act, ComEd filed a tariff on December 16, 1997 to eliminate its FAC as of January 1, 1997. Under ComEd's regulated rates, the FAC provided for the recovery of changes in fossil and nuclear fuel costs and the energy portion of purchased power costs as compared to the fuel and purchased energy costs included in ComEd's base rates. Elimination of the FAC requires ComEd to refund to customers any net FAC charges billed from January 1, 1997 through December 31, 1997. Such FAC charges were $25 million (after-tax). These costs, as well as deferred underecovered energy costs of $19 million (after- tax) which ComEd would have been entitled to recover if the FAC had remained in effect, were recorded as a reduction to operating results in 1997.

  Additionally, elimination of the FAC and a transition to market-based pricing for generation-related costs required ComEd to write down its investment in uranium-related properties. Current projections of the market price for uranium indicate that the expected incremental costs of mining and milling uranium at such properties will exceed the expected market price for uranium. Such costs are not expected to be recoverable in a competitive market. A write down of ComEd's investment in uranium-related properties to realizable value resulted in a charge of $60 million (after-tax) in December 1997.

  SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which was adopted on January 1, 1996, established accounting standards for the impairment of long-lived assets, i.e., determining whether the costs of such assets are recoverable through future revenues. SFAS No. 121 also requires that regulatory assets, which are no longer probable of recovery through future revenue, be charged to operations. ComEd evaluated whether the recoverability of the costs of its generating stations has been impaired as defined in SFAS No. 121. This evaluation was conducted to determine whether future revenues expected to be recovered from electric supply services will be sufficient to cover the costs of its generating assets. Notwithstanding the retirement and write-off of Zion Station, as discussed in Note 5, ComEd has concluded, as a result of these studies, that impairment, as defined in SFAS No. 121, does not currently exist and that asset write downs are not necessary at this time. However, ComEd is engaged in an ongoing examination of its assets and operations. If ComEd retires or closes one or more additional generating plants prior to expected retirement dates, further write-offs will be required.

(3) CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE

  ComEd changed its accounting method for revenue recognition to record revenues associated with service which has been provided to customers but has not yet been billed at the end of each accounting period, retroactive to January 1, 1997. This change in accounting method increased operating results by $170 million (after-tax), consisting of a one-time cumulative effect of the change

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES for years prior to 1997 of $197 million (after-tax), less the impact of the change on 1997 results of $27 million (after-tax). The following pro forma information reflects the financial results for the years 1997, 1996 and 1995 as if the new accounting method had been used in such periods (unaudited):

                                                     1997        1996     1995
                                                  -----------  -------- --------
                                                   (THOUSANDS EXCEPT PER SHARE
                                                              DATA)
Net Income (Loss) Before Extraordinary Items and
 Cumulative Effect of Change in Accounting Prin-
 ciple..........................................  $  (160,138) $775,497 $760,331
Net Income (Loss) on Common Stock...............  $(1,030,959) $711,073 $670,348

(4) RATE MATTERS

  In January 1995, the ICC issued its Rate Order in the proceedings relating to ComEd's February 1994 rate increase request. The Rate Order provided, among other things, for an increase in ComEd's total revenues of approximately $302 million (excluding add-on revenue taxes), on an annual basis. The rates provided in the Rate Order became effective on January 14, 1995; however, they are being collected subject to refund as a result of subsequent judicial action. The Rate Order was appealed by intervenors and ComEd to the Illinois Appellate Court, which issued a decision on May 30, 1997 affirming the Rate Order in all respects with the exception of two issues, which it remanded to the ICC for the purpose of providing further analysis. Those issues relate to:
(i) the manner in which certain costs are recovered and which customers should pay those costs, and (ii) the proper rate of return on common equity for ComEd. ComEd believes that the ICC can satisfy the Appellate Court's remand directions on the basis of the existing record from the ICC proceedings which led to the Rate Order. The Appellate Court's decision was not appealed and the matter was returned to the ICC, where a decision is expected early in the second quarter of 1998.

  With respect to the first issue remanded to the ICC, ComEd does not believe it will have any effect on the overall level of rates. With respect to the rate of return on common equity issue, the ICC had determined in the Rate Order that ComEd's cost of common equity was 12.28%. Intervenors had submitted testimony recommending a return on common equity of 11.50%. The Appellate Court decision requires the ICC to clarify the basis for certain of its findings relating to its rejection of the intervenors' recommendation and to analyze further how it arrived at its conclusions. The Appellate Court stated that after reanalyzing these bases the ICC can determine whether or not the cost of common equity determination it adopted should still be followed. Each tenth of one percent change in the rate of return on common equity has approximately an $8 million effect on the level of annual revenues. The Appellate Court's decision does not have any immediate effect on ComEd's rates or require any refunds. In connection with the initiation of the appeal, ComEd committed to make refunds "in the event that a final, non-appealable order is entered reversing the ICC's Rate Order." Revenues of approximately $195 million would be subject to refund if the ICC were to adopt the lower rate of return on common equity recommended by intervenors. An ICC Hearing Examiner issued a proposed order in January 1998, which if adopted by the ICC, would uphold the Rate Order and the associated $302 million revenue increase on an annual basis.

  ComEd's costs increased by $30 million in 1996 (before income tax effects) for an increase in depreciation charges on its nuclear generating units related to its additional depreciation initiative in 1996. See Note 1 under "Depreciation and Decommissioning" for information concerning additional depreciation charges related to ComEd's steam generators at Byron Unit 1 and Braidwood Unit 1.

  See Note 2 for information regarding the 1997 Act.

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

(5) CLOSURE AND SALE OF PLANTS

  On January 14, 1998, the Boards of Directors of Unicom and ComEd authorized the permanent cessation of nuclear generation operations and retirement of facilities at ComEd's 2,080 megawatt Zion nuclear generating station. Such retirement resulted in a charge for 1997 of $523 million (after-tax). The decision to close Zion Station was a result of an ongoing analysis, which ComEd performed regarding the economic value of its generating assets in light of the expected changes in the manner in which electric energy is marketed and sold. The passage of the 1997 Act provided a clearer basis for evaluating the costs and benefits of alternative courses of action. In reaching the decision to cease nuclear generation operations at Zion Station, the Boards also considered the significant uncertainty associated with continued operation of the station due to the degradation of the steam generators, and the expected operating costs associated with continued station operation.

  ComEd's fourth quarter 1997 financial results reflected a charge of $406 million (after-tax) representing the undepreciated costs of Zion Station (excluding the portion which will remain in use to provide voltage support), materials and supplies inventories, and nuclear fuel inventories. In addition, as required by GAAP, a liability for future closing costs associated with the retirement of Zion Station, excluding severance costs, was recorded resulting in a charge of $117 million (after-tax) in the fourth quarter of 1997.

  In April 1996, ComEd announced that it had finalized agreements to sell 2 of its coal-fired generating stations, representing 1,600 megawatts of generating capacity. Under the agreements, State Line and Kincaid stations are expected to be sold for a total of $250 million, which approximates the book value of the stations. The net proceeds are expected to be approximately $200 million (after-tax), which will be used to retire or redeem existing debt. Under the terms of the sales, ComEd will enter into exclusive 15-year purchased power agreements for the output of the plants. On March 31, 1997, the ICC issued an order approving the agreements. A subsequent appeal has been dropped by the intervening parties. The sale of State Line Station for its approximate book value was finalized in December 1997. The net proceeds of the sale, after income tax effects and closing costs, were approximately $56 million. The Kincaid Station sale is expected to be finalized during the first quarter of 1998.

(6) AUTHORIZED SHARES AND VOTING RIGHTS OF CAPITAL STOCK

  At December 31, 1997, the authorized shares of capital stock were: common stock--250,000,000 shares; preference stock--22,368,560 shares; $1.425 convertible preferred stock--65,912 shares; and prior preferred stock--850,000 shares. The preference and prior preferred stocks are issuable in series and may be issued with or without mandatory redemption requirements. Holders of shares at any time outstanding, regardless of class, are entitled to one vote for each share held on each matter submitted to a vote at a meeting of shareholders, with the right to cumulate votes in all elections for directors.

(7) COMMON EQUITY

  At December 31, 1997, shares of common stock were reserved for the following purposes:

      Conversion of $1.425 convertible preferred stock................... 67,230
      Conversion of warrants............................................. 25,622
                                                                          ------
                                                                          92,852
                                                                          ======

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

  Common stock for the years 1997, 1996 and 1995 was issued as follows:

                                                             1997   1996  1995
                                                             ----- ------ -----
      Conversion of $1.425 convertible preferred stock...... 9,261 22,146 3,630
      Conversion of warrants................................   362  1,358   299
                                                             ----- ------ -----
                                                             9,623 23,504 3,929
                                                             ===== ====== =====

  At December 31, 1997 and 1996, 76,868 and 78,045 common stock purchase warrants, respectively, were outstanding. The warrants entitle the holders to convert such warrants into common stock at a conversion rate of one share of common stock for three warrants.

  ComEd's retained earnings account had a deficit balance of $19.2 million at December 31, 1997. As of December 31, 1997, $384 million of retained earnings has been appropriated for future dividend payments.

(8) STOCK OPTION AWARDS/EMPLOYEE STOCK PURCHASE PLAN

  Unicom has a nonqualified stock option awards program under its Long-Term Incentive Plan. The stock option awards program was adopted by Unicom in July 1996 to reward valued employees responsible for, or contributing to, the management, growth and profitability of Unicom and its subsidiaries. The stock options granted will expire ten years from the grant date. One-third of the shares subject to the options vest on each of the first three anniversaries of the option grant date. In addition, the stock options will become fully vested immediately if the holder dies, retires, is terminated by the Company other than for cause or qualifies for long-term disability and will also vest in full upon a change in control of Unicom.

  Stock options transactions for the years 1997 and 1996 are summarized as follows:

                                                                        WEIGHTED
                                                                        AVERAGE
                                                              OPTIONS    PRICE
                                                             ---------  --------
      Outstanding at the beginning of 1996..................       --   $   --
      Granted during the year............................... 1,205,500   25.500
      Expired/cancelled during the year.....................   (17,500)  25.500
                                                             ---------
      Outstanding as of December 31, 1996................... 1,188,000   25.500
      Granted during the year............................... 1,339,350   22.313
      Exercised during the year.............................   (23,423)  25.500
      Expired/cancelled during the year.....................  (213,549)  23.649
                                                             ---------
      Outstanding as of December 31, 1997................... 2,290,378   23.809
                                                             =========

  Of the stock options outstanding at December 31, 1997, 426,174 have vested at a weighted average price of $25.455.

  The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                                                  STOCK OPTION
                                                                   GRANT DATE
                                                                 ---------------
                                                                  1997    1996
                                                                 ------- -------
      Expected option life...................................... 7 years 7 years
      Dividend yield............................................   7.20%   6.30%
      Expected volatility.......................................  22.29%  20.98%
      Risk-free interest rate...................................   6.25%   6.64%

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

  The estimated fair value for each stock option granted in 1997 and 1996 was $2.79 and $3.74, respectively.

  The ESPP allows employees to purchase Unicom common stock at a 10% discount from market value. Substantially all of the employees of Unicom, ComEd and certain subsidiaries are eligible to participate in the ESPP. Unicom issued 196,003, 196,513 and 217,080 shares of common stock in 1997, 1996 and 1995, respectively, under the ESPP at a weighted average annual purchase price of $19.15, $23.52 and $25.34, respectively.

  ComEd has adopted the disclosure-only provisions of SFAS No. 123. For financial reporting purposes, ComEd has adopted APB No. 25 and thus no compensation cost has been recognized for the stock option awards program or ESPP. If ComEd had recorded compensation expense for the stock options granted and the shares of common stock issued under the ESPP in accordance with SFAS No. 123 using the fair value based method of accounting, the effect on operating results would have been immaterial.

(9) PREFERRED AND PREFERENCE STOCKS WITHOUT MANDATORY REDEMPTION REQUIREMENTS

  No shares of preferred or preference stocks without mandatory redemption requirements were issued or redeemed during 1997, 1996 and 1995. The series of preference stock without mandatory redemption requirements outstanding at December 31, 1997 are summarized as follows:

                                                                         INVOLUNTARY
                     SHARES           AGGREGATE         REDEMPTION       LIQUIDATION
      SERIES       OUTSTANDING       STATED VALUE        PRICE(1)         PRICE(1)
      -------      -----------       ------------       ----------       -----------
                                      (THOUSANDS
                                     OF DOLLARS)
      $1.90         4,249,549          $106,239          $ 25.25           $25.00
      $2.00         2,000,000            51,560          $ 26.04           $25.00
      $1.96         2,000,000            52,440          $ 27.11           $25.00
      $7.24           750,000            74,340          $101.00           $99.12
      $8.40           750,000            74,175          $101.00           $98.90
      $8.38           750,000            73,566          $100.16           $98.09
      $2.425        3,000,000            72,637          $ 25.00           $25.00
                   ----------          --------
                   13,499,549          $504,957
                   ==========          ========

     --------
     (1) Per share plus accrued and unpaid dividends, if any.

  The outstanding shares of $1.425 convertible preferred stock are convertible at the option of the holders thereof, at any time, into common stock at the rate of 1.02 shares of common stock for each share of convertible preferred stock, subject to future adjustment. The convertible preferred stock may be redeemed by ComEd at $42 per share, plus accrued and unpaid dividends, if any. The involuntary liquidation price of the $1.425 convertible preferred stock is $31.80 per share, plus accrued and unpaid dividends, if any.

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

(10) PREFERENCE STOCK SUBJECT TO MANDATORY REDEMPTION REQUIREMENTS

  During 1997, 1996 and 1995, no shares of preference stock subject to mandatory redemption requirements were issued. The series of preference stock subject to mandatory redemption requirements outstanding at December 31, 1997 are summarized as follows:

                  SHARES     AGGREGATE
    SERIES      OUTSTANDING STATED VALUE          OPTIONAL REDEMPTION PRICE(1)
--------------  ----------- ------------ -----------------------------------------------
                             (THOUSANDS
                            OF DOLLARS)
$8.20              178,560    $ 17,856   $101
$8.40 Series B     300,000      29,798   $101
$8.85              225,000      22,500   $103 through July 31, 1998; and $101 thereafter
$9.25              525,000      52,500   $103 through July 31, 1999; and $101 thereafter
$9.00              130,000      12,887   Non-callable
$6.875             700,000      69,475   Non-callable
                 ---------    --------
                 2,058,560    $205,016
                 =========    ========

--------
(1) Per share plus accrued and unpaid dividends, if any.

  The annual sinking fund requirements and sinking fund and involuntary liquidation prices per share of the outstanding series of preference stock subject to mandatory redemption requirements are summarized as follows:

                                              SINKING
                         ANNUAL SINKING         FUND           INVOLUNTARY
          SERIES        FUND REQUIREMENT      PRICE(1)     LIQUIDATION PRICE(1)
      --------------    -----------------     --------     --------------------
      $8.20              35,715 shares          $100             $100.00
      $8.40 Series B     30,000 shares(2)       $100             $ 99.326
      $8.85              37,500 shares          $100             $100.00
      $9.25              75,000 shares          $100             $100.00
      $9.00             130,000 shares(2)       $100             $ 99.125
      $6.875                   (3)              $100             $ 99.25

     --------
     (1) Per share plus accrued and unpaid dividends, if any.
     (2) ComEd has a non-cumulative option to increase the annual sinking fund payment on each sinking fund redemption date to retire an additional number of shares, not in excess of the sinking fund requirement, at the applicable redemption price.
     (3) All shares are required to be redeemed on May 1, 2000.

  Annual remaining sinking fund requirements through 2002 on preference stock outstanding at December 31, 1997 will aggregate $31 million in 1998, $18 million in 1999, $88 million in 2000, and $18 million in each of 2001 and 2002. During each of 1997 and 1996 438,215 shares and during 1995 178,215 shares of preference stock subject to mandatory redemption requirements were reacquired to meet sinking fund requirements.

  Sinking fund requirements due within one year are included in current liabilities.

(11) COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUSTS HOLDING SOLELY THE COMPANY'S SUBORDINATED DEBT SECURITIES

  In September 1995, ComEd Financing I, a wholly-owned subsidiary trust of ComEd, issued 8,000,000 of its 8.48% company-obligated mandatorily redeemable preferred securities. The sole asset of the ComEd Financing I is $206.2 million principal amount of ComEd's 8.48% subordinated deferrable interest notes due September 30, 2035. In January 1997, ComEd Financing II, a wholly-

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES owned subsidiary trust of ComEd, issued 150,000 of its 8.50% company-obligated mandatorily redeemable capital securities. The sole asset of ComEd Financing II is $154.6 million principal amount of ComEd's 8.50% subordinated deferrable interest debentures due January 15, 2027. There is a full and unconditional guarantee by ComEd of the Trusts' obligations under the securities issued by the Trusts. However, ComEd's obligations are subordinate and junior in right of payment to certain other indebtedness of ComEd. ComEd has the right to defer payments of interest on the subordinated deferrable interest notes by extending the interest payment period, at any time, for up to 20 consecutive quarters. Similarly, ComEd has the right to defer payments of interest on the subordinated deferrable interest debentures by extending the interest payment period, at any time, for up to 10 consecutive semi-annual periods. If interest payments on the subordinated deferrable interest notes or debentures are so deferred, distributions on the preferred securities will also be deferred. During any deferral, distributions will continue to accrue with interest thereon. In addition, during any such deferral, ComEd may not declare or pay any dividend or other distribution on, or redeem or purchase, any of its capital stock.

  The subordinated deferrable interest notes are redeemable by ComEd, in whole or in part, from time to time, on or after September 30, 2000, and with respect to the subordinate deferrable interest debentures, on or after January 15, 2007, or at any time in the event of certain income tax circumstances. If the subordinated deferrable interest notes or debentures are redeemed, the Trusts must redeem preferred securities having an aggregate liquidation amount equal to the aggregate principal amount of the subordinated deferrable interest notes or debentures so redeemed. In the event of the dissolution, winding up or termination of the Trusts, the holders of the preferred securities will be entitled to receive, for each preferred security, a liquidation amount of $25 for the securities of ComEd Financing I and $1,000 for the securities of ComEd Financing II, plus accrued and unpaid distributions thereon, including interest thereon, to the date of payment, unless in connection with the dissolution, the subordinated deferrable interest notes or debentures are distributed to the holders of the preferred securities.

(12) LONG-TERM DEBT

  Sinking fund requirements and scheduled maturities remaining through 2002 for first mortgage bonds, sinking fund debentures and other long-term debt outstanding at December 31, 1997, after deducting sinking fund debentures reacquired for satisfaction of future sinking fund requirements, are summarized as follows: 1998--$503 million; 1999--$150 million; 2000--$462 million; 2001--$108 million; and 2002--$305 million.

  At December 31, 1997, outstanding first mortgage bonds maturing through 2002 were as follows:

             SERIES                                         PRINCIPAL AMOUNT
             ------                                      ----------------------
                                                         (THOUSANDS OF DOLLARS)
      6 1/4% due February 1, 1998.......................       $   50,000
      6% due March 15, 1998.............................          130,000
      6 3/4% due July 1, 1998...........................           50,000
      6 3/8% due October 1, 1998........................           75,000
      9 3/8% due February 15, 2000......................          125,000
      6 1/2% due April 15, 2000.........................          230,000
      6 3/8% due July 15, 2000..........................          100,000
      7 1/2% due January 1, 2001........................          100,000
      7 3/8% due September 15, 2002.....................          200,000
                                                               ----------
                                                               $1,060,000
                                                               ==========

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

  Other long-term debt outstanding at December 31, 1997 is summarized as follows:

                 PRINCIPAL
 DEBT SECURITY     AMOUNT                       INTEREST RATE
 -------------   ---------- ------------------------------------------------------
                 (THOUSANDS
                     OF
                  DOLLARS)
 Notes:
  Medium Term
   Notes, Se-
   ries 1N due
   various
   dates
   through
   April 1,
   1998          $   35,500 Interest rates ranging from 9.52% to 9.65%
  Medium Term
   Notes, Se-
   ries 3N due
   various
   dates
   through
   October 15,
   2004             296,000 Interest rates ranging from 9.00% to 9.20%
  Notes due         150,000 Interest rate of 7.375%
   January 15,
   2004
  Notes due         235,000 Interest rate of 6.40%
   October 15,
   2005
  Notes due         150,000 Interest rate of 7.625%
   January 15,
   2007
                 ----------
                 $  866,500
                 ----------
 Long-Term
  Note Payable
  to Bank
  due June 1,    $  150,000 Prevailing interest rate of 6.53% at December 31, 1997
   1998
                 ----------
 Purchase Con-
  tract Obli-
  gation
  due April
  30, 2005       $      389 Interest rate of 3.00%
                 ----------
                 $1,016,889
                 ==========

  Long-term debt maturing within one year has been included in current liabilities.

  The outstanding first mortgage bonds are secured by a lien on substantially all property and franchises, other than expressly excepted property, owned by ComEd.

  ComEd recorded an extraordinary loss of $33 million in the fourth quarter of 1995 related to the early redemption of $645 million of long-term debt which resulted in a charge of $20 million, after reflecting income tax effects of $13 million.

(13) LINES OF CREDIT

  ComEd had total bank lines of credit of $766 million and unused bank lines of credit of $758 million at December 31, 1997. Of that amount, $758 million (of which $146 million expires on September 27, 1998, $27 million expires in equal quarterly installments commencing on March 31, 1998 and ending on September 30, 1998 and $585 million expires in equal quarterly installments commencing on March 31, 1998 and ending on September 30, 1999) may be borrowed on secured or unsecured notes of ComEd at various interest rates. The interest rate is set at the time of a borrowing and is based on several floating rate bank indices plus a spread, which is dependent upon the credit rating of ComEd's outstanding first mortgage bonds or on a prime interest rate. Amounts under the remaining lines of credit may be borrowed at prevailing prime interest rates on unsecured notes of ComEd. Collateral, if required for the borrowings, would consist of first mortgage bonds issued under and in accordance with the provisions of ComEd's mortgage. ComEd is obligated to pay commitment fees with respect to the unused portion of such lines of credit.

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

(14) DISPOSAL OF SPENT NUCLEAR FUEL

  Under the Nuclear Waste Policy Act of 1982, the DOE is responsible for the selection and development of repositories for, and the disposal of, spent nuclear fuel and high-level radioactive waste. ComEd, as required by that Act, has signed a contract with the DOE to provide for the disposal of spent nuclear fuel and high-level radioactive waste from ComEd's nuclear generating stations beginning not later than January 1998. The DOE advised ComEd in December 1996 that it anticipated it would be unable to begin acceptance of spent nuclear fuel by January 1998. It is expected this delivery schedule will be delayed significantly. Extended delays in spent nuclear fuel acceptance by the DOE would lead to ComEd's consideration of costly storage alternatives. The contract with the DOE requires ComEd to pay the DOE a one-time fee applicable to nuclear generation through April 6, 1983 of $277 million, with interest to date of payment, and a fee payable quarterly equal to one mill per kilowatthour of nuclear-generated and sold electricity after April 6, 1983. As provided for under the contract, ComEd has elected to pay the one-time fee, with interest, just prior to the first delivery of spent nuclear fuel to the DOE. The liability for the one-time fee and the related interest is reflected on the Consolidated Balance Sheets.

(15) FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used to estimate the fair value of financial instruments either held or issued and outstanding. The disclosure of such information does not purport to be a market valuation of ComEd and subsidiary companies as a whole. The impact of any realized or unrealized gains or losses related to such financial instruments on the financial position or results of operations of ComEd and subsidiary companies is in part dependent on the treatment authorized under future ratemaking proceedings.

  Investments. Securities included in the nuclear decommissioning funds have been classified and accounted for as "available for sale" securities. The estimated fair value of the nuclear decommissioning funds, as determined by the trustee and based on published market data, as of December 31, 1997 and 1996 was as follows:

                                DECEMBER 31, 1997                DECEMBER 31, 1996
                         -------------------------------- --------------------------------
                                                                     UNREALIZED
                                    UNREALIZED                         GAINS
                         COST BASIS   GAINS    FAIR VALUE COST BASIS  (LOSSES)  FAIR VALUE
                         ---------- ---------- ---------- ---------- ---------- ----------
                                              (THOUSANDS OF DOLLARS)
Short-term investments.. $   33,524  $      2  $   33,526 $   32,778  $     38  $   32,816
U.S. Government and
 Agency issues..........    170,240    15,882     186,122    251,994     6,885     258,879
Municipal bonds.........    306,104    20,598     326,702    331,936    17,985     349,921
Corporate bonds.........    231,738     4,293     236,031     22,405       (54)     22,351
Common stock............    667,657   385,851   1,053,508    539,392   201,304     740,696
Other...................     17,300     2,508      19,808     47,462     4,235      51,697
                         ----------  --------  ---------- ----------  --------  ----------
                         $1,426,563  $429,134  $1,855,697 $1,225,967  $230,393  $1,456,360
                         ==========  ========  ========== ==========  ========  ==========

  At December 31, 1997, the debt securities held by the nuclear decommissioning funds had the following maturities:

                                                           COST BASIS FAIR VALUE
                                                           ---------- ----------
                                                               (THOUSANDS OF
                                                                 DOLLARS)
      Within 1 year.......................................  $ 33,699   $ 33,702
      1 through 5 years...................................   162,558    166,427
      5 through 10 years..................................   219,201    232,508
      Over 10 years.......................................   335,538    359,411

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

  The net earnings of the nuclear decommissioning funds, which are recorded as increases to the accumulated provision for depreciation, for the years 1997, 1996 and 1995 were as follows:

                                            1997         1996         1995
                                         -----------  -----------  -----------
                                               (THOUSANDS OF DOLLARS)
Gross proceeds from sales of securi-
 ties..................................  $ 2,163,522  $ 2,335,974  $ 2,598,889
Less cost based on specific identifica-
 tion..................................   (2,088,300)  (2,300,038)  (2,581,714)
                                         -----------  -----------  -----------
Realized gains on sales of securities..  $    75,222  $    35,936  $    17,175
Other realized fund earnings net of ex-
 penses................................       39,123       33,008       46,294
                                         -----------  -----------  -----------
Total realized net earnings of the
 funds.................................  $   114,345  $    68,944  $    63,469
Unrealized gains.......................      198,741       65,516      160,843
                                         -----------  -----------  -----------
 Total net earnings of the funds.......  $   313,086  $   134,460  $   224,312
                                         ===========  ===========  ===========

  Current Assets. Cash, temporary cash investments and other cash investments, which include U.S. Government obligations and other short-term marketable securities, and special deposits, which primarily includes cash deposited for the redemption, refund or discharge of debt securities, are stated at cost, which approximates their fair value because of the short maturity of these instruments. The securities included in these categories have been classified as "available for sale" securities.

  Capitalization. The estimated fair values of preferred and preference stocks, company-obligated mandatorily redeemable preferred securities of the Trusts and long-term debt were obtained from an independent consultant. The estimated fair values, which include the current portions of redeemable preference stock and long-term debt but exclude accrued interest and dividends, as of December 31, 1997 and 1996 were as follows:

                                 DECEMBER 31, 1997                DECEMBER 31, 1996
                          -------------------------------- --------------------------------
                           CARRYING  UNREALIZED             CARRYING  UNREALIZED
                            VALUE      LOSSES   FAIR VALUE   VALUE      LOSSES   FAIR VALUE
                          ---------- ---------- ---------- ---------- ---------- ----------
                                               (THOUSANDS OF DOLLARS)
Preferred and preference
 stocks.................  $  712,069  $ 11,970  $  724,039 $  755,931  $  3,948  $  759,879
Company-obligated
 mandatorily redeemable
 preferred securities of
 the Trusts holding
 solely ComEd's
 subordinated debt
 securities.............  $  350,000  $ 21,701  $  371,701 $  200,000  $  1,000  $  201,000
Long-term debt..........  $5,913,942  $380,890  $6,294,832 $6,345,533  $159,818  $6,505,351

  Long-term notes payable, which are not included in the above table, amounted to $150 million at December 31, 1997 and 1996. Such notes, for which interest is paid at fixed and prevailing rates, are included in the consolidated financial statements at cost, which approximates their fair value.

  Current Liabilities. The carrying value of notes payable, which consists of commercial paper and bank loans maturing within one year, approximates the fair value because of the short maturity of these instruments. See "Capitalization" above for a discussion of the fair value of the current portions of long-term debt and redeemable preference stock.

  Other Noncurrent Liabilities. The carrying value of accrued spent nuclear fuel disposal fee and related interest represents the settlement value as of December 31, 1997 and 1996; therefore, the carrying value is equal to the fair value.

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

(16) PENSION BENEFITS

  As of December 31, 1997, ComEd and the Indiana Company had qualified non-contributory defined benefit pension plans which cover all regular employees. Benefits under these plans reflect each employee's compensation, years of service and age at retirement. During 1995, these plans were amended to more closely base retirement benefits on final pay. Funding is based upon actuarially determined contributions that take into account the amount deductible for income tax purposes and the minimum contribution required under the Employee Retirement Income Security Act of 1974, as amended. The December 31, 1997 and 1996 pension liabilities and related data were determined using the January 1, 1997 actuarial valuation. Additionally, ComEd maintains a nonqualified supplemental retirement plan which covers any excess pension benefits that would be payable to management employees under the qualified plan but which are limited by the Internal Revenue Code. On January 19, 1998, the Indiana Company plan was merged into the ComEd pension plan as a result of the sale of the Indiana Company's State Line Station.

  The funded status of these plans, including the supplemental plan, at December 31, 1997 and 1996 was as follows:

                                                            DECEMBER 31
                                                      ------------------------
                                                         1997         1996
                                                      -----------  -----------
                                                      (THOUSANDS OF DOLLARS)
Actuarial present value of accumulated pension plan
 benefits:
 Vested benefit obligation..........................  $(3,472,000) $(3,075,000)
 Nonvested benefit obligation.......................     (140,000)    (118,000)
                                                      -----------  -----------
 Accumulated benefit obligation.....................  $(3,612,000) $(3,193,000)
 Effect of projected future compensation levels.....     (462,000)    (386,000)
                                                      -----------  -----------
 Projected benefit obligation.......................  $(4,074,000) $(3,579,000)
Fair value of plan assets, invested primarily in
 U.S. Government, government-sponsored corporation
 and agency securities, fixed income funds, regis-
 tered investment companies, equity index funds and
 other equity and fixed income funds................    3,706,000    3,281,000
                                                      -----------  -----------
Plan assets less than projected benefit obligation..  $  (368,000) $  (298,000)
Unrecognized prior service cost.....................      (64,000)     (69,000)
Unrecognized transition asset.......................     (114,000)    (130,000)
Unrecognized net loss...............................      132,000      113,000
                                                      -----------  -----------
 Accrued pension liability..........................  $  (414,000) $  (384,000)
                                                      ===========  ===========

  The fair value of plan assets excludes $17 million held in grantor trust as of December 31, 1997 for payments of benefits under the supplemental plan.

  The assumed discount rate was 7.0% and 7.5% at December 31, 1997 and 1996, respectively, and the assumed annual rate of increase in future compensation levels was 4.0%. These rates were used in determining the projected benefit obligations, the accumulated benefit obligations and the vested benefit obligations.

  Pension costs were determined under the projected unit credit actuarial cost method and the following actuarial assumptions for the years 1997, 1996 and 1995:

                                                               1997  1996  1995
                                                               ----- ----- -----
Annual discount rate.......................................... 7.50% 7.50% 8.00%
Annual rate of increase in future compensation levels......... 4.00% 4.00% 4.00%
Annual long-term rate of return on plan assets................ 9.75% 9.75% 9.75%

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

  The components of pension costs, portions of which were recorded as components of construction costs, for the years 1997, 1996 and 1995 were as follows:

                                                   1997      1996       1995
                                                 --------  ---------  ---------
                                                    (THOUSANDS OF DOLLARS)
Service cost.................................... $100,000  $  93,000  $  87,000
Interest cost on projected benefit obligation...  261,000    247,000    226,000
Actual return on plan assets.................... (630,000)  (421,000)  (681,000)
Curtailment gain................................   (5,000)       --         --
Net amortization and deferral...................  305,000    117,000    419,000
                                                 --------  ---------  ---------
                                                 $ 31,000  $  36,000  $  51,000
                                                 ========  =========  =========

  The curtailment gain for the year 1997 represents the recognition of prior service costs, the transition asset and the decrease in the projected benefit obligation related to the sale of the State Line Station by the Indiana Company.

  In addition, an employee savings and investment plan is available to eligible employees of ComEd and certain of its and Unicom's subsidiaries. Under the plan, each participating employee may contribute up to 20% of such employee's base pay. The participating companies match the first 6% of such contribution equal to 100% of the first 2% of contributed base salary, 70% of the next 3% of contributed base salary and 25% of the next 1% of contributed base salary. The participating companies' contributions were $33 million, $30 million and $25 million for the years 1997, 1996 and 1995, respectively.

(17) POSTRETIREMENT BENEFITS

  ComEd and the Indiana Company provide certain postretirement health care, dental care, vision care and life insurance for retirees and their dependents and for the surviving dependents of eligible employees and retirees. The employees become eligible for postretirement benefits when they reach age 55 with 10 years of service. The liability for postretirement benefits is funded through trust funds based upon actuarially determined contributions that take into account the amount deductible for income tax purposes. The plan is contributory, funded jointly by the companies and the participating employees. The December 31, 1997 and 1996 postretirment benefit liabilities and related data were determined using the January 1,1997 actuarial valuations.

  Postretirement health care costs for the years 1997, 1996 and 1995 included $8 million, $4 million and $25 million, respectively, related to voluntary separation offers to certain employees of ComEd and the Indiana Company.

  The funded status of the plan at December 31, 1997 and 1996 was as follows:

                                                            DECEMBER 31
                                                      ------------------------
                                                         1997         1996
                                                      -----------  -----------
                                                      (THOUSANDS OF DOLLARS)
Actuarial present value of accumulated
 postretirement benefit obligation:
 Retirees...........................................  $  (573,000) $  (558,000)
 Active fully eligible participants.................      (28,000)     (28,000)
 Other participants.................................     (483,000)    (449,000)
                                                      -----------  -----------
 Accumulated benefit obligation.....................  $(1,084,000) $(1,035,000)
Fair value of plan assets, invested primarily in S&P
 500 common stocks, registered investment companies
 and U.S. Government, government agency, municipal
 and listed corporate obligations...................      768,000      665,000
                                                      -----------  -----------
Plan assets less than accumulated postretirement
 benefit obligation.................................  $  (316,000) $  (370,000)
Unrecognized transition obligation..................      345,000      370,000
Unrecognized prior service cost.....................       52,000       56,000
Unrecognized net gain...............................     (406,000)    (323,000)
                                                      -----------  -----------
 Accrued liability for postretirement benefits......  $  (325,000) $  (267,000)
                                                      ===========  ===========

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

  Different health care cost trends are used for pre-Medicare and post-Medicare expenses. The pre-Medicare trend rates were 8.5% and 9.0% at December 31, 1997 and 1996, respectively, grading down in 0.5% annual increments and leveling off at 5.0%. The post-Medicare trend rates were 6.5% and 7.0% at December 31, 1997 and 1996, respectively, grading down in 0.5% annual increments to 5.0%. The assumed discount rates were 7.0% and 7.5% at December 31, 1997 and 1996, respectively, which were used to determine the accumulated benefit obligations. The effect of a 1% increase in the health care cost trend rate for each future year would increase the accumulated postretirement health care obligations by approximately $187 million.

  The components of postretirement health care costs, portions of which were recorded as components of construction costs, for the years 1997, 1996 and 1995 were as follows:

                                                  1997       1996      1995
                                                ---------  --------  ---------
                                                   (THOUSANDS OF DOLLARS)
      Service cost............................. $  34,000  $ 32,000  $  31,000
      Interest cost on accumulated benefit ob-
       ligation................................    76,000    73,000     69,000
      Actual return on plan assets.............  (130,000)  (83,000)  (137,000)
      Amortization of transition obligation....    22,000    22,000     23,000
      Severance plan cost......................     8,000     4,000     25,000
      Other....................................    60,000    22,000     83,000
                                                ---------  --------  ---------
                                                $  70,000  $ 70,000  $  94,000
                                                =========  ========  =========

  Postretirement benefit costs were determined using the projected unit credit actuarial cost method. The discount rates used were 7.5% for the years 1997 and 1996 and 8.0% for the year 1995 and the estimated long-term rate of return of fund assets, net of income tax effects, were 9.40%, 9.38% and 9.32% for the years 1997, 1996 and 1995, respectively. Pre-Medicare health care cost trend rates were 13.5% for the first three months of 1995 and 10% for the remainder of the year, grading down in 0.5% annual increments to 5.0%. Post-Medicare health care cost trend rates were 11% for the first three months of 1995 and 8% for the remainder of the year, grading down in 0.5% annual increments to 5.0%. The effect of a 1% increase in the health care cost trend rate for each future year would increase the aggregate of the service and interest cost components of postretirement benefit costs by approximately $21 million for 1997.

(18) SEPARATION PLAN COSTS

  O&M expenses included $39 million, $12 million and $97 million for the years 1997, 1996 and 1995, respectively, for costs related to voluntary separation offers to certain employees of ComEd and the Indiana Company. Such costs resulted in charges (after-tax) of $24 million, $7 million and $59 million for the years 1997, 1996 and 1995, respectively.

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

(19) INCOME TAXES

  The components of the net deferred income tax liability at December 31, 1997 and 1996 were as follows:

                                                              DECEMBER 31
                                                         ----------------------
                                                            1997        1996
                                                         ----------  ----------
                                                             (THOUSANDS OF
                                                               DOLLARS)
Deferred income tax liabilities:
 Accelerated cost recovery and liberalized deprecia-
  tion, net of removal costs...........................  $4,051,191  $3,507,916
 Overheads capitalized.................................     131,509     261,437
 Repair allowance......................................     231,697     228,426
 Regulatory assets recoverable through future rates....     785,354   1,649,037
Deferred income tax assets:
 Postretirement benefits...............................    (305,220)   (269,153)
 Unbilled revenues.....................................         --     (136,406)
 Alternative minimum tax...............................         --      (80,159)
 Unamortized investment tax credits....................    (206,112)   (225,360)
 Regulatory liabilities to be settled through future
  rates................................................    (698,750)   (442,941)
 Nuclear plant closure.................................    (194,244)        --
 Other--net............................................    (135,311)    (43,882)
                                                         ----------  ----------
Net deferred income tax liability......................  $3,660,114  $4,448,915
                                                         ==========  ==========

  The $789 million decrease in the net deferred income tax liability from December 31, 1996 to December 31, 1997 is comprised of $376 million of deferred income tax benefits reflected in operations, a $315 million decrease for an adjustment associated with the write-off of the generation-related net regulatory assets and a $98 million decrease in other regulatory assets net of regulatory liabilities pertaining to income taxes for the year. The amount of regulatory assets included in deferred income tax liabilities primarily relates to the equity component of AFUDC which is recorded on an after-tax basis, the borrowed funds component of AFUDC which was previously recorded net of tax and other temporary differences for which the related tax effects were not previously recorded. The amount of other regulatory liabilities included in deferred income tax assets primarily relates to deferred income taxes provided at rates in excess of the current statutory rate.

  The components of net income tax expense charged to continuing operations for the years 1997, 1996 and 1995 were as follows:

                                                   1997       1996      1995
                                                 ---------  --------  --------
                                                   (THOUSANDS OF DOLLARS)
Electric operating income:
 Current income taxes..........................  $ 279,636  $339,517  $344,221
 Deferred income taxes.........................     58,655   156,261   188,008
 Investment tax credits deferred--net..........    (31,015)  (33,378)  (28,710)
Other (income) and deductions, primarily de-
 ferred income taxes in 1997...................   (407,624)   (7,383)   (7,685)
                                                 ---------  --------  --------
Net income taxes charged (credited) to continu-
 ing operations................................  $(100,348) $455,017  $495,834
                                                 =========  ========  ========

  Provisions for current and deferred federal and state income taxes and amortization of investment tax credits resulted in the following effective income tax rates for the years 1997, 1996 and 1995:

                                                1997        1996        1995
                                              ---------  ----------  ----------
Pre-tax book income (loss) (thousands)....... $(260,486) $1,198,385  $1,233,010
Effective income tax rate....................      38.5%       38.0%       40.2%

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

  The principal differences between net income taxes charged to continuing operations and the amounts computed at the federal statutory rate of 35% for the years 1997, 1996 and 1995 were as follows:

                                                    1997       1996      1995
                                                  ---------  --------  --------
                                                    (THOUSANDS OF DOLLARS)
Federal income taxes computed at statutory rate.  $ (91,170) $419,435  $431,554
Equity component of AFUDC which was excluded
 from taxable income............................     (8,320)   (7,272)   (4,595)
Amortization of investment tax credits..........    (53,541)  (33,378)  (28,710)
State income taxes, net of federal income taxes.      3,470    58,381    65,972
Differences between book and tax accounting,
 primarily property-related deductions..........     51,465    14,150    27,534
Other--net......................................     (2,252)    3,701     4,079
                                                  ---------  --------  --------
Net income taxes charged (credited) to continu-
 ing operations.................................  $(100,348) $455,017  $495,834
                                                  =========  ========  ========

  The effects of an income tax refund related to prior years were recorded in 1996, resulting in a positive impact of $26 million (after-tax).

(20) TAXES, EXCEPT INCOME TAXES

  Provisions for taxes, except income taxes, for the years 1997, 1996 and 1995 were as follows:

                                                       1997     1996     1995
                                                     -------- -------- --------
                                                       (THOUSANDS OF DOLLARS)
      Illinois public utility revenue............... $228,350 $227,062 $229,546
      Illinois invested capital.....................   99,503  104,663  106,830
      Municipal utility gross receipts..............  168,094  168,715  167,758
      Real estate...................................  150,179  129,985  175,747
      Municipal compensation........................   78,286   78,544   78,602
      Other--net....................................   74,755   73,699   73,543
                                                     -------- -------- --------
                                                     $799,167 $782,668 $832,026
                                                     ======== ======== ========

  ComEd's real estate taxes in 1996 reflect a credit of $23 million which related to the year 1995.

(21) LEASE OBLIGATIONS

  Under its nuclear fuel lease arrangement, ComEd may sell and lease back nuclear fuel from a lessor who may borrow an aggregate of $700 million, consisting of $300 million of commercial paper/bank borrowings and $400 million of intermediate term notes, to finance the transactions. The commercial paper/bank borrowing portion of $300 million will expire on November 23, 1999. With respect to the intermediate term notes, $74 million expires on November 23, 1998, and an additional portion each November 23 thereafter through November 23, 2003. At December 31, 1997, ComEd's obligation to the lessor for leased nuclear fuel amounted to approximately $679 million. ComEd has agreed to make lease payments which cover the amortization of the nuclear fuel used in ComEd's reactors plus the lessor's related financing costs. ComEd has an obligation for spent nuclear fuel disposal costs of leased nuclear fuel.

  Future minimum rental payments, net of executory costs, at December 31, 1997 for capital leases are estimated to aggregate $777 million, including $268 million in 1998, $167 million in 1999, $125 million in 2000, $81 million in 2001, $56 million in 2002 and $80 million in 2003-2005. The estimated interest component of such rental payments aggregates $100 million. The estimated portions of obligations due within one year under capital leases of $114 million and $174 million at December 31, 1997 and 1996, respectively, are included in current liabilities on the Consolidated Balance Sheets.

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

  Future minimum rental payments at December 31, 1997 for operating leases are estimated to aggregate $166 million, including $21 million in 1998, $19 million in 1999, $15 million in 2000, $14 million in 2001, $10 million in 2002 and $87 million in 2003-2024.

(22) JOINT PLANT OWNERSHIP

  ComEd has a 75% undivided ownership interest in the Quad Cities nuclear generating station. Further, ComEd is responsible for 75% of all costs which are charged to appropriate investment and O&M accounts, and provides its own financing. At December 31, 1997, for its share of ownership in the station, ComEd had an investment of $669 million in production and transmission plant in service (before a reduction of $209 million for the related accumulated provision for depreciation) and $8 million in construction work in progress.

(23) COMMITMENTS AND CONTINGENT LIABILITIES

  Purchase commitments, principally related to construction and nuclear fuel, approximated $286 million at December 31, 1997. In addition, ComEd has substantial commitments for the purchase of coal. ComEd's coal costs are high compared to those of other utilities. ComEd's western coal contracts and its rail contracts for delivery of the western coal provide for the purchase of certain coal at prices substantially above currently prevailing market prices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," subcaption "Liquidity and Capital Resources," for additional information regarding ComEd's purchase commitments.

  ComEd was a member of NML, established to provide insurance coverage against property damage to members' nuclear generating facilities. NML has merged into NEIL as of January 1, 1998. ComEd's obligations and coverages have not been affected by the merger. The members are subject to a retrospective premium adjustment in the event losses exceed accumulated reserve funds. Capital has been accumulated in the reserve funds of NML to the extent that ComEd would not be liable for a retrospective premium adjustment in the event of a single incident. However, ComEd could be subject to a maximum assessment of approximately $51 million in any policy year, in the event losses exceed accumulated reserve funds.

  ComEd is a member of NEIL, which provides insurance coverage against the cost of replacement power obtained during certain prolonged accidental outages of nuclear generating units and coverage for property losses in excess of $500 million occurring at nuclear stations. All companies insured with NEIL are subject to retrospective premium adjustments if losses exceed accumulated reserve funds. Capital has been accumulated in the reserve funds of NEIL to the extent that ComEd would not be liable for a retrospective premium adjustment in the event of a single incident under the replacement power coverage and the property damage coverage. However, ComEd could be subject to maximum assessments, in any policy year, of approximately $22 million and $70 million in the event losses exceed accumulated reserve funds under the replacement power and property damage coverages, respectively.

  The NRC's indemnity for public liability coverage under the Price-Anderson Act is supported by a mandatory industry-wide program under which owners of nuclear generating facilities could be assessed in the event of nuclear incidents. Based on the number of nuclear reactors with operating licenses, ComEd would currently be subject to a maximum assessment of $1,030 million in the event of an incident, limited to a maximum of $130 million in any calendar year.

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

  In addition, ComEd participates in the American Nuclear Insurers Master Worker Program, which provides coverage for worker tort claims filed for bodily injury caused by the nuclear energy hazard. This program was modified, effective January 1, 1998, to provide coverage to all workers whose "nuclear related employment" began on or after the commencement date of reactor operations. ComEd will not be liable for a retrospective assessment under this new policy. However, ComEd is still subject to a maximum retroactive assessment of up to $36 million in the event losses incurred under the small number of policies in the old program exceed accumulated reserves.

  During 1989 and 1991, actions were brought in federal and state courts in Colorado against ComEd and Cotter seeking unspecified damages and injunctive relief based on allegations that Cotter has permitted radioactive and other hazardous material to be released from its mill into areas owned or occupied by the plaintiffs resulting in property damage and potential adverse health effects. In 1994, a federal jury returned nominal dollar verdicts on 8 bellwether plaintiffs' claims in these cases, which verdicts were upheld on appeal. The remaining claims in the 1989 actions have been settled and dismissed. Although the remaining cases will necessarily involve the resolution of numerous contested issues of fact and law, ComEd's determination is that these actions will not have a material impact on its financial position or results of operations. A case relating to 14 of the plaintiffs in the 1991 cases has been set for trial in June 1998.

  ComEd is involved in administrative and legal proceedings concerning air quality, water quality and other matters. The outcome of these proceedings may require increases in future construction expenditures and operating expenses and changes in operating procedures. ComEd and its subsidiaries are or are likely to become parties to proceedings initiated by the U.S. EPA, state agencies and/or other responsible parties under CERCLA with respect to a number of sites, including MGP sites, or may voluntarily undertake to investigate and remediate sites for which they may be liable under CERCLA.

  ComEd generally did not operate MGPs as a corporate entity but did, however, acquire MGP sites as part of the absorption of smaller utilities. Approximately half of these sites were transferred to Northern Illinois Gas Company as part of a general conveyance in 1954. ComEd also acquired former MGP sites as vacant real estate on which ComEd facilities have been constructed. To date, ComEd has identified 44 former MGP sites for which it may be liable for remediation. ComEd presently estimates that its costs of former MGP site investigation and remediation will aggregate from $25 million to $150 million in current-year (1998) dollars. It is expected that the costs associated with investigation and remediation of former MGP sites will be incurred over a period not to exceed 30 years. Because ComEd is not able to determine the most probable liability for such MGP costs, in accordance with accounting standards, a reserve of $25 million has been included in other noncurrent liabilities on the Consolidated Balance Sheets as of December 31, 1997 and 1996, which reflects the low end of the range of ComEd's estimate of the liability associated with former MGP sites. In addition, as of December 31, 1997 and 1996, a reserve of $8 million has been included in other noncurrent liabilities on the Consolidated Balance Sheets, representing ComEd's estimate of the liability associated with cleanup costs of remediation sites other than former MGP sites. Approximately half of this reserve relates to anticipated cleanup costs associated with a property formerly used as a tannery which was purchased by ComEd in 1973. ComEd presently estimates that its costs of investigating and remediating the former MGP and other remediation sites, pursuant to CERCLA and state environmental laws, will not have a material impact on the financial position or results of operations of ComEd. These cost estimates are based on currently available information regarding the responsible parties likely to share in the costs of responding to site contamination, the extent of contamination at sites for which the investigation has not yet been completed and the cleanup levels to which sites are expected to have to be remediated.

             COMMONWEALTH EDISON COMPANY AND SUBSIDIARY COMPANIES

                   NOTES TO FINANCIAL STATEMENTS--CONCLUDED

  Final ICC orders have been issued in fuel reconciliation proceedings for years prior to 1994 and for the year 1995. In 1996, an intervenor filed testimony in the fuel reconciliation proceeding for 1994 seeking a refund of approximately $90 million relating to nuclear station performance. The 1997 Act provides that the fuel reconciliation proceedings for 1994 and 1996 must be concluded by the end of 1998. If refunds are required in these proceedings, the refunds could have a material effect on results of operations. The 1997 Act also provides that, because ComEd eliminated its FAC effective January 1, 1997, the lCC shall not conduct a fuel reconciliation proceeding for the year 1997 and subsequent years. See Note 2 for information regarding the elimination of ComEd's FAC.

(24) QUARTERLY FINANCIAL INFORMATION

 THREE MONTHS ENDED                                         NET INCOME/
(1997 RESTATED FOR        ELECTRIC  ELECTRIC                 (LOSS) ON
CHANGE IN                OPERATING  OPERATING      NET        COMMON
 ACCOUNTING PRINCIPLE)    REVENUES   INCOME   INCOME/(LOSS)    STOCK
----------------------   ---------- --------- ------------- -----------
                                   (THOUSANDS EXCEPT PER SHARE DATA)
March 31, 1997.......... $1,669,495 $214,310   $   277,928  $   262,401
June 30, 1997........... $1,685,196 $154,820   $    25,063  $     9,578
September 30, 1997...... $2,068,087 $390,630   $   260,985  $   246,083
December 31, 1997....... $1,650,310 $162,054   $(1,337,749) $(1,352,321)
March 31, 1996.......... $1,683,489 $298,711   $   155,891  $   139,377
June 30, 1996........... $1,547,632 $254,690   $   119,448  $   102,976
September 30, 1996...... $2,066,975 $475,839   $   353,147  $   337,262
December 31, 1996....... $1,636,451 $241,278   $   114,882  $    99,329
                                                            NET INCOME/
                          ELECTRIC  ELECTRIC                 (LOSS) ON
 THREE MONTHS ENDED PRO  OPERATING  OPERATING      NET        COMMON
FORMA (UNAUDITED) (A)     REVENUES   INCOME   INCOME/(LOSS)    STOCK
-----------------------  ---------- --------- ------------- -----------
                                   (THOUSANDS EXCEPT PER SHARE DATA)
March 31, 1997.......... $1,669,495 $214,310   $    81,228  $    65,701
June 30, 1997........... $1,685,196 $154,820   $    25,063  $     9,578
September 30, 1997...... $2,068,087 $390,630   $   260,985  $   246,083
December 31, 1997....... $1,650,310 $162,054   $(1,337,749) $(1,352,321)
March 31, 1996.......... $1,636,072 $272,444   $   129,624  $   113,110
June 30, 1996........... $1,599,596 $284,870   $   149,628  $   133,156
September 30, 1996...... $2,044,793 $462,950   $   340,258  $   324,373
December 31, 1996....... $1,708,617 $282,384   $   155,988  $   140,435

(a) Pro Forma quarterly financial information as if the change in accounting principle had been applied retroactively, excluding the cumulative effect of a change in accounting principle.